UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 23, 2010

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI CIRCULAR TO SHAREHOLDERS WITH NOTICE OF MEETING TO BE HELD ON OCTOBER 26, 2010**

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The definitions commencing on page 5 of this circular have been used on this front cover.

If you are in any doubt as to the action that you should take, please consult your stockbroker, CSDP, banker, legal adviser, accountant or other professional adviser immediately. If you have disposed of all your shares in AngloGold Ashanti, please forward this circular, together with the attached form of proxy, to the stockbroker, CSDP, banker or agent through whom you disposed of such shares.

RECOMMENDED ACTION

1. Certificated shareholders or dematerialised "own name" shareholders who are unable to attend the general meeting to be held at 10:00 (South African time) on Tuesday, 26 October 2010, in the Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa (the Corporate Office of AngloGold Ashanti) and wish to be represented thereat, must complete and return the attached form of proxy in accordance with the instructions contained therein, so as to reach the share registrars, Computershare Investor Services (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107) South Africa or Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, England, or Computershare Investor Services Pty Limited, Level 2,45 St George's Terrace, Perth, WA 6000 (GPO Box D182 Perth, WA 6840), Australia, or NTHC Limited, Martco House, Off Kwame Nkrumah Avenue, PO Box K1A 9563 Airport, Accra, Ghana, by no later than 10:00 (South African time) on Friday, 22 October 2010.

2. Dematerialised shareholders (other than dematerialised "own name" shareholders) must provide their CSDP or broker with their voting instructions or request their CSDP or broker to provide them with the necessary letter of representation to attend the general meeting in person in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

All of the Mandatory Convertible Bonds were sold to investors on 15 September 2010. This circular is being distributed to shareholders solely for the purposes described under the caption "Purpose of this circular" on page 7 and does not constitute an offer to sell, or the solicitation of an offer to buy, the Mandatory Convertible Bonds in any jurisdiction.



ANGLOGOLD ASHANTI LIMITED

(Incorporated in the Republic of South Africa)
(Registered number 1944/017354/06)
ISIN: ZAE000043485   JSE share code: ANG

CIRCULAR TO SHAREHOLDERS

regarding

the granting to and approval of a specific authority for AngloGold Ashanti directors to allot and issue up to a maximum of 18,140,000 ordinary shares of R0.25 each in the share capital of AngloGold Ashanti underlying the AngloGold Ashanti ADSs issuable upon the conversion of the US$789,086,750 6.00% Mandatory Subordinated Convertible Bonds due 15 September 2013 issued by AngloGold Ashanti Holdings Finance plc, a wholly-owned subsidiary of AngloGold Ashanti;

and incorporating

– **a notice of general meeting of shareholders; and**

– **a form of proxy** (for use by certificated shareholders and dematerialised "own name" shareholders); **or**

– **a CDI Voting Instruction Form** (for use by Australian holders of Chess Depositary Interests); **or**

– **a GhDS Voting Instruction Form** (for use by holders of Ghanaian Depositary Shares).

JSE Sponsor	South African Corporate Law Advisors	Reporting Accountants and Auditors
 UBS	T A B A C K S	ERNST & YOUNG

Date of issue: 23 September 2010

CONTENTS

SALIENT DATES AND TIMES

The definitions commencing on page 5 of this circular have been used in this section.

Last day for lodging forms of proxy for the general meeting (by 10:00) on	Friday, 22 October 2010
General meeting to be held at 10:00 South African time in the Auditorium 76 Jeppe Street, Newtown, Johannesburg, South Africa on	Tuesday, 26 October 2010
Results of the general meeting:	
– released on SENS and other stock exchanges' news services on	Tuesday, 26 October 2010
– published in the South African press on	Wednesday, 27 October 2010

Shareholders are reminded that shares in companies listed on the JSE can no longer be bought or sold on that exchange unless they have been dematerialised onto the Strate system. It is therefore suggested that certificated shareholders on AngloGold Ashanti's South African share register should consider dematerialising their shares and replacing them with electronic records of ownership. In this regard, shareholders may contact either their own broker or a preferred CSDP, details of which are available from Strate at queries@strate.co.za or telephone +27 11 759 5300 or fax +27 11 759 5505.

The dates and times in this circular are subject to change and any changes will be announced in the South African press and through SENS and other stock exchanges' news services. All times in this circular are South African local times, unless otherwise stated.

CERTAIN FORWARD-LOOKING STATEMENTS

The definitions commencing on page 5 of this circular have been used in this section.

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti's strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and expenditure, the outcome and consequences of any pending litigation proceedings, and AngloGold Ashanti's Project One performance targets contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2009, which was distributed to shareholders on 30 March 2010 and AngloGold Ashanti's annual report on Form 20-F, filed with the Securities and Exchange Commission in the United States on 19 April 2010 and amended on 18 May 2010. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Reserves and resources

Information in relation to resources and reserves contained in the circular have been extracted from AngloGold Ashanti's Mineral Resource and Ore Reserve Report for the year ended 31 December 2009. The information in that report that relates to Exploration Results, Mineral Resources and Ore Reserves is based on information compiled by the relevant competent persons and the chairman of the Mineral Resource and Ore Reserve Steering Committee, Vaughan Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, MAusIMM, who is a full time employee of AngloGold Ashanti, assumes responsibility as the competent person for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the competent persons have fulfilled their responsibilities.

CORPORATE INFORMATION

DIRECTORS

Executive

M Cutifani ~ *(Chief Executive Officer)*
S Venkatakrishnan * *(Executive Director: Chief Financial Officer)*

Non-Executive

T T Mboweni + *(Chairman)*
Dr T J Motlatsi + *(Deputy Chairman)*
F B Arisman #
R Gasant +
W A Nairn +
Prof L W Nkuhlu +
F Ohene-Kena !
S M Pityana +

\# American   ~ Australian   * British

! Ghanaian   + South African

COMPANY SECRETARY

Ms L Eatwell

REGISTRATION NUMBER
AND PLACE OF INCORPORATION

Registration number 1944/017354/06
Incorporated in the Republic of South Africa

REPORTING ACCOUNTANTS AND AUDITORS

Ernst & Young Inc
Wanderers Office Park
52 Corlett Drive
Illovo, Johannesburg 2196
(Private Bag X14, Northlands 2116)
South Africa
Telephone: +27 11 772 3000
Fax: +27 11 772 4000

JSE SPONSOR

UBS South Africa (Pty) Ltd
64 Wierda Road East
Wierda Valley
Sandton 2196
(PO Box 652863, Benmore 2010)
South Africa
Telephone: +27 11 322 7000
Fax: +27 11 784 8280

OFFICES

South Africa

Registered and Corporate

76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia

Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana

Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 302 772190
Fax: +233 302 778155

United States of America

AngloGold Ashanti North America Inc
7400 E. Orchard Road, Suite 350
Greenwood Village, CO 80111
United States of America
Telephone: +1 303 889 0753
Fax: +1 202 889 0707

UNITED KINGDOM SECRETARIES

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

SHARE REGISTRARS

South Africa

Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218

United Kingdom

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia

Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

Ghana (also GhDS Depositary)

NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 229664
Fax: +233 21 229975

ADR Depositary

The Bank of New York Mellon
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or
+ 1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner
Telephone: +1-888-BNY-ADRS

GENERAL

General E-mail enquiries

investors@anglogoldashanti.com

AngloGold Ashanti website

http://www.anglogoldashanti.com

INVESTOR RELATIONS CONTACTS

South Africa

Sicelo Ntuli
Telephone: +27 11 637 6339
Fax: +27 11 637 6400
E-mail: sntuli@AngloGoldAshanti.com

United States

Stewart Bailey
Telephone: +1 212 836 4303
E-mail: sbailey@AngloGoldAshanti.com.

LEGAL ADVISORS

South Africa

Taback and Associates (Proprietary) Limited
13 Eton Road
Parktown, Johannesburg 2193
(PO Box 3334, Houghton 2041)
South Africa
Telephone: +27 11 358 7700
Fax: +27 11 358 7800

United States of America

Shearman & Sterling (London) LLP
Broadgate West, 9 Appold Street
London EC2A 2AP
England
Telephone: +44 20 7655 5000
Fax: +44 20 7655 5500

STOCK EXCHANGE LISTINGS

ISIN   ZAE000043485

Stock exchange	Type	Share code
JSE	Shares	ANG
LSE	Shares	AGD
NYSE	ADSs	AU
ASX	CDIs	AGG
GhSE	Shares	AGA
GhSE	GhDSs	AADS
Euronext Paris	Shares	VA
Euronext Brussels	IDRs	ANG

DEFINITIONS

In this circular and the documents attached hereto, unless the context indicates otherwise:

– the words in the first column have the meanings stated opposite them in the second column, words in the singular include the plural and *vice versa,* words importing the masculine include the feminine, and words incorporating persons include juristic persons and associations of persons; and

– all times referred to are South African times unless otherwise stated.

"AngloGold Ashanti"	AngloGold Ashanti Limited, a company incorporated under the laws of South Africa, registration number 1944/017354/06;
"AngloGold Ashanti ADSs" or "ADSs"	American Depositary Shares of AngloGold Ashanti deposited with The Bank of New York Mellon, as depositary, each of which represents one AngloGold Ashanti ordinary share;
"AngloGold Ashanti A preference shares"	A redeemable preference shares having a par value of ZAR0.50 each in the issued share capital of AngloGold Ashanti;
"AngloGold Ashanti B preference shares"	B redeemable preference shares having a par value of ZAR0.01 each in the issued share capital of AngloGold Ashanti;
"AngloGold Ashanti CDIs"	AngloGold Ashanti Clearing House Electronic Sub-register System (or CHESS) Depositary Interests, five of which represent one AngloGold Ashanti ordinary share;
"AngloGold Ashanti E ordinary share"	E ordinary shares having a par value of ZAR0.25 each in the issued capital of AngloGold Ashanti;
"AngloGold Ashanti Holdings Finance plc"	AngloGold Ashanti Holdings Finance plc, a company incorporated under the laws of the Isle of Man with registration number 002740V, a wholly-owned subsidiary of AngloGold Ashanti and the issuer of the Mandatory Convertible Bonds;
"AngloGold Ashanti GhDSs"	Ghanaian Depositary Shares of AngloGold Ashanti deposited with NTHC Limited, as depositary, 100 of which represent one AngloGold Ashanti ordinary share;
"AngloGold Ashanti Group"	AngloGold Ashanti and its subsidiary companies from time to time;
"AngloGold Ashanti ordinary shares"	ordinary shares of R0.25 in the share capital of AngloGold Ashanti;
"Board"	the board of directors of AngloGold Ashanti, as constituted from time to time;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"certificated shareholders"	holders of certificated shares;
"certificated shares"	AngloGold Ashanti ordinary shares which are evidenced by a certificate or other physical document of title and which have not been surrendered for dematerialisation;
"circular"	this bound document, dated 23 September 2010, including the notice convening the general meeting and a form of proxy for use at the general meeting;
"Companies Act"	the South African Companies Act, 1973, as amended or replaced;

"CSDP"	Central Securities Depository Participant, being a participant as defined in the Securities Services Act;
"custody agreement"	the custody mandate agreement between a dematerialised shareholder and a CSDP or broker covering their relationship in respect of dematerialised shares held by the CSDP or broker;
"dematerialised" or "dematerialisation" or "dematerialising"	the process by which certificated shares are or are to be converted into electronic form under Strate for trading on the JSE;
"dematerialised "own name" shareholders"	shareholders who have dematerialised their shares and which shares are recorded in their own name in the sub-registers maintained by their CSDP or broker;
"dematerialised shares"	AngloGold Ashanti ordinary shares which have been dematerialised;
"Equity Offering"	on 15 September 2010 and concurrently with the offering of the Mandatory Convertible Bonds, AngloGold Ashanti offered up to 15,773,914 new ordinary shares, and up to an additional 2,366,086 new ordinary shares pursuant to an over-allotment option granted to the underwriters, which was exercised on 15 September 2010 resulting in a total offering of 18,140,000 new ordinary shares, in the form of both AngloGold Ashanti ordinary shares and AngloGold Ashanti ADSs at an issue price of R308.37 and US$43.50, respectively. The AngloGold Ashanti ordinary shares and AngloGold Ashanti ADSs were issued in terms of a general authority to issue shares for cash which was granted by shareholders at the annual general meeting held on 7 May 2010;
"directors"	the directors of AngloGold Ashanti from time to time;
"general meeting"	the general meeting of shareholders to be held at 10:00 South African time on Tuesday, 26 October 2010, in the Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa;
"JSE"	the JSE Limited, a company incorporated under the laws of south Africa, registration number 2005/022939/06, licensed as an exchange under the Securities Services Act;
"last practicable date"	15 September 2010, being the last practicable date for inclusion of information prior to the finalisation of this circular;
"Listings Requirements"	the Listings Requirements of the JSE;
"Mandatory Convertible Bonds"	the US$789,086,750 6.00% Mandatory Convertible Subordinated Bonds due 15 September 2013, issued on 22 September 2010 by AngloGold Ashanti Holdings Finance plc and fully and unconditionally guaranteed on a subordinated basis by AngloGold Ashanti;
"notice of general meeting"	the notice of general meeting of shareholders to be held at 10:00 (South African time) on Tuesday, 26 October 2010, in the Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa;
"NYSE"	the New York Stock Exchange;
"R" or "Rand" or "ZAR"	South African rand, the official currency of South Africa;
"register"	the register of shareholders, including all sub-registers maintained by CSDPs and brokers;
"Securities Services Act"	the Securities Services Act, 2004, as amended;
"SENS"	the Securities Exchange News Service of the JSE;
"shareholders"	registered holders of AngloGold Ashanti ordinary shares, AngloGold Ashanti E ordinary shares and AngloGold Ashanti A preference and/or AngloGold Ashanti B preference shares, as the context requires, as reflected on the register;

"share registrars"	the share registrars of AngloGold Ashanti, being:
	– Computershare Investor Services (Pty) Limited in South Africa;
	– Computershare Investor Services PLC in the United Kingdom;
	– Computershare Investor Services Pty Limited in Australia; and
	– NTHC Limited in Ghana;
"South Africa"	the Republic of South Africa;
"specific authority"	the placing of 18,140,000 AngloGold Ashanti ordinary shares under the control of the directors as a specific authority and approval in terms of the special resolution to be considered at the general meeting to allot and issue a maximum of 18,140,000 AngloGold Ashanti ordinary shares at a price per share equal to the Rand equivalent of US$43.50 (provided that such price will be subject to adjustment as described in paragraph 3 under the sub-heading "Conversion") for the purpose of the conversion of the Mandatory Convertible Bonds;
"Strate"	Strate Limited, a company incorporated under the laws of South Africa, registration number 1998/022242/06, which operates an electronic settlement environment for transactions to be settled and transfer of ownership to be recorded electronically; and
"US$" and "US cents"	dollars and cents, the official currency of the United States of America.

1. PURPOSE OF THIS CIRCULAR

At the annual general meeting of AngloGold Ashanti held on 7 May 2010, shareholders, by a 94.3% majority, approved an ordinary resolution granting authority to the directors:

- to issue, upon such terms and conditions as the directors, in their discretion may deem fit, such number of convertible bonds which may be converted into a maximum, in the aggregate, of 5% of the ordinary shares of R0.25 each in the issued share capital of AngloGold Ashanti from time to time; or

- to procure the issue by a wholly-owned subsidiary of AngloGold Ashanti, upon such terms and conditions as the directors in their discretion may deem fit, such number of convertible bonds, guaranteed by AngloGold Ashanti and which may be converted into a maximum, in the aggregate, of 5% of the ordinary shares of R0.25 each in the issued share capital of AngloGold Ashanti from time to time.

Pursuant to this authority, AngloGold Ashanti Holdings Finance plc issued the Mandatory Convertible Bonds on 22 September 2010. Gross proceeds of US$789,086,750 were raised upon the issue of the Mandatory Convertible Bonds. The Mandatory Convertible Bonds, subject to the approval of the specific authority, are initially convertible into a maximum of 18,140,000 AngloGold Ashanti ADSs at the initial price of approximately US$43.50 and are initially convertible into a minimum of approximately 14,511,937 AngloGold Ashanti ADSs at the threshold appreciation price of approximately US$54.375 (representing a premium of 25% over the initial issue price of approximately US$43.50). This means that, subject to the approval of the specific authority, should the price of AngloGold Ashanti ordinary shares increase such that the AngloGold Ashanti ADS price is at or above US$54.375 at maturity of the Mandatory Convertible Bonds, AngloGold Ashanti will be required to allot and issue approximately 14,511,937 AngloGold Ashanti ordinary shares (which would represent the same number of ADSs), which is 3,628,063 AngloGold Ashanti ordinary shares less than the maximum number of 18,140,000 AngloGold Ashanti ordinary shares for which the approval to allot and issue is sought under the specific authority. Furthermore, should the price of AngloGold Ashanti ordinary shares fall such that the AngloGold Ashanti ADS price is at or below the initial price of approximately US$43.50, AngloGold Ashanti will only be required to allot and issue a maximum number of 18,140,000 AngloGold Ashanti ordinary shares (which would represent the same number of ADSs). Further salient features of the Mandatory Convertible Bonds are set out in paragraph 3.

The purpose of this circular and the notice of general meeting is to furnish information to shareholders, and to convene a general meeting at which shareholders will be asked to grant a specific authority and approval for the directors to allot and issue a maximum of 18,140,000 AngloGold Ashanti ordinary shares underlying the AngloGold Ashanti ADSs issuable upon conversion of the Mandatory Convertible Bonds. In terms of the Listings Requirements the resolution granting such authority and approval must be passed by a majority of 75% of shareholders present or represented and entitled to vote at the general meeting.

The specific authority will enable AngloGold Ashanti to allot and issue AngloGold Ashanti ordinary shares underlying the AngloGold Ashanti ADSs issuable upon conversion of the Mandatory Convertible Bonds.

Consequences of shareholders not approving the specific issue of shares for cash

If shareholders do not approve the issuance of the ordinary shares underlying the ADSs issuable upon conversion of the Mandatory Convertible Bonds, the Mandatory Convertible Bonds will be subject to automatic cash settlement. Cash settlement of the Mandatory Convertible Bonds will require significant cash reserves, which could further constrain AngloGold Ashanti's ability to pursue new business opportunities, invest in existing and new projects, fund ongoing business activities, retire or service outstanding debt and pay dividends, all of which could adversely affect its results of operations and financial condition. Furthermore the ratings agencies that rate AngloGold Ashanti, may publicly announce that they are considering revising AngloGold Ashanti's credit ratings outlook from "stable" to "negative watch" as a result of the need to convene the general meeting of shareholders to obtain the approval to allot and issue ordinary shares underlying the ADSs issuable upon the conversion of the mandatory Convertible Bonds and may take further action, including a ratings downgrade, should shareholders not approve the allotment and issuance of the ordinary shares underlying the ADSs issuable upon conversion of the Mandatory Convertible Bonds.

2. USE OF PROCEEDS AND RATIONALE FOR THE ISSUE OF THE MANDATORY CONVERTIBLE BONDS

2.1 Use of proceeds

The net proceeds to be received by AngloGold Ashanti from the Equity Offering and Mandatory Convertible Bond Offering, after deduction of underwriting commissions and estimated expenses, are estimated to be approximately ZAR10.921 billion, which was the equivalent of approximately US$1.531 billion on 15 September 2010 using an exchange rate of 7.089 Rands per U.S. dollar.

AngloGold Ashanti intends to use the net proceeds from the Equity Offering and Mandatory Convertible Bond Offering, together with funds drawn from its existing credit facilities and cash on hand, to effectively eliminate its gold hedging position while maintaining a strong balance sheet to fund its development projects and exploration initiatives, as described below.

During 2009, AngloGold Ashanti continued to execute its strategy to reduce its outstanding gold hedging position, which resulted in its decision to accelerate the settlement of certain outstanding gold hedging positions. These accelerated settlements, together with the normal scheduled deliveries and maturities of other gold derivatives positions during 2009 and the first half of 2010, reduced the total committed ounces from 5.99 million ounces as at 31 December 2008 to 3.22 million ounces as at 30 June, 2010 and to 2.72 million ounces on 13 September 2010.

AngloGold Ashanti estimates that its current residual hedging position if the hedge book were not restructured, would likely result in it realising an effective discount to the gold spot price of approximately 6% – 11% until 2014 and an effective discount of less than 1% in 2015, assuming an annual production of 5.0 million ounces and a spot price of between US$950 and US$1,450 per ounce. AngloGold Ashanti believes that the outlook for the gold price remains robust, with strong physical and investment demand coupled with diminishing global mine supply. AngloGold Ashanti has therefore decided to seek to accelerate the elimination of its residual gold hedging position and maximise its unhedged leverage to the spot gold price of its future gold production.

AngloGold Ashanti intends to effectively eliminate all its remaining gold hedging position by early 2011, market conditions permitting, including by procuring early settlement of all existing contracts that mature in 2010 and beyond, or by purchasing off-setting derivatives, or both. AngloGold Ashanti believes that this would have the following benefits:

- AngloGold Ashanti would be fully exposed from 2011 to the spot price of gold in what it expects to be a strong gold price environment.
- AngloGold Ashanti expects to realise higher profit margins and cash flows from 2011 as a result of terminating hedge contracts with low committed prices and hence being exposed to the spot price.

- AngloGold Ashanti's strategic position would be enhanced with a more robust capital structure to fund the growth initiatives set out in more detail below as a result of the expected improvement in its profit margins and cash flow. On a combined basis, AngloGold Ashanti believes that these growth initiatives, which it estimates will require project capital expenditure (excluding any stay in business or ore reserve development capital expenditure) of approximately US$2,450 million over the next three years, have the potential to both add significantly to its ore reserves and to increase its annual gold production above current levels.

Due to the low committed prices under its current hedge contracts (at an average price of less than US$450 per ounce) relative to the current market price, the elimination of AngloGold Ashanti's hedging arrangements will require a significant capital commitment. AngloGold Ashanti expects that this would have a significant one-off negative impact on its financial statements during each period in which the restructuring of its hedges is implemented. The exact nature, extent and execution of AngloGold Ashanti's gold hedge restructuring will depend upon prevailing and anticipated market conditions at the time of restructuring, particularly prevailing gold prices and exchange rates and other relevant economic factors. As at 30 June 2010, the negative marked-to-market value of all hedge transactions making up AngloGold Ashanti's hedge position was approximately US$2.41 billion.

AngloGold Ashanti's development projects and exploration initiatives

AngloGold Ashanti prioritises organic growth through greenfield exploration, brownfield exploration and project development, leveraging its current ground holding and asset position as, what AngloGold Ashanti believes, is the most value efficient path to growth.

During 2010, greenfield exploration activities are being undertaken in five regions: the Americas (including Canada and Colombia); Australia; Asia (including China and the Solomon Islands); Sub Saharan, West and East Africa (including the Democratic Republic of Congo, Gabon, Guinea and Tanzania) and the Middle East/North Africa (including Egypt and Eritrea).

Current key greenfield development initiatives approved or under consideration include the following projects:

- *Australia.* The Tropicana joint venture, in which AngloGold Ashanti holds a 70% interest, covers approximately 12,500 square kilometres and is located to the east and northeast of Kalgoorlie in Western Australia. Together with ongoing exploration, a pre-feasibility study was completed for Tropicana in the second quarter of 2009 and the favourable outcome of this study has resulted in a decision to proceed with a feasibility study which is scheduled for completion in the fourth quarter of 2010 when the partners will make an investment decision. In July 2010, the Western Australia Environmental Protection Agency released its report and recommendation on the project and it is anticipated that State and Federal Ministers will announce their decisions by year-end. If the necessary regulatory and board approvals are obtained by the end of 2010, AngloGold Ashanti expects that construction will start in early 2011 and gold production would begin in the first half of 2013. Finalisation of capital and operating costs are in progress and development of the implementation schedule and construction contracting strategies are underway. AngloGold Ashanti has estimated that Tropicana would produce between 330,000 and 410,000 ounces per annum (70% of which is attributable to AngloGold Ashanti) over its life. As part of the Tropicana project, scoping studies are expected to be completed in the second half of the year at both the Havana Deeps deposit and at the Boston Shaker deposit. The Havana Deeps prospect represents the potential higher-grade underground extension of the Havana open-pit orebody, which already forms part of the Tropicana project. The Boston Shaker deposit, located about 500 metres northeast of Tropicana, has now been defined over a 700 metre strike length, is open down dip and may be included in the Tropicana project. In addition to the Tropicana project, reconnaissance exploration drilling is also continuing in parallel within parts of the remaining 12,500 square kilometre area of the Tropicana joint venture.

- *Colombia.* In Colombia, AngloGold Ashanti has developed a "3 level participation model" comprising its own exploration initiatives, exploration joint ventures with established players and equity positions in other exploration companies that are also active in Colombia. AngloGold Ashanti's land holding position in Colombia, which includes tenements held and under application and including tenements held with its joint venture partners, is approximately 16,100 square kilometres. Principal exploration initiatives in Colombia include AngloGold Ashanti's wholly-owned La Colosa deposit as well as the Gramalote joint venture with B2Gold (in which AngloGold Ashanti now owns a 51% interest following its recent acquisition of an additional 2% interest from B2Gold Corp pursuant to the Gramalote joint venture agreement). On 20 October 2009, AngloGold Ashanti received a resolution from the Ministry of the Environment and Territorial Development of Colombia, which allowed for initiation of exploration permitting procedures for La Colosa before the regional environmental authority, Cortolima. Drill preparation work and regional exploration (including mapping and sampling) is in progress and further exploration drilling as part of ongoing pre-feasibility studies began in August 2010. Also in August 2010, AngloGold Ashanti entered into an amendment to the Gramalote joint venture agreement with B2Gold, pursuant to which it assumed operatorship of the Gramalote joint venture. Feasibility studies and further exploration drilling will now commence at Gramalote in September 2010 and are planned to continue into 2011 and 2012 with the goal of completing a final feasibility study by the end of 2012.

- *Democratic Republic of the Congo* (*DRC*). After the findings of the DRC Mineral Review Commission were completed in February 2009, AngloGold Ashanti engaged with the DRC government and L'Office des Mines d'Or de Kilo-Moto, or OKIMO (the DRC state gold mining company and shareholder with AngloGold Ashanti in Ashanti Goldfields Kilo (AGK)) to negotiate a definitive joint venture agreement and supporting documentation with OKIMO for the development, in accordance with the DRC mining code, of the AGK project in which AngloGold Ashanti holds an 86.22% interest, as well as the transfer of exploitation permits covering an area of 5,866 square kilometres as part of the original Concession 40 tenement to AGK. These agreements were entered into on 20 March 2010. Following the conclusion of these agreements, AngloGold Ashanti, in partnership with OKIMO is scheduled to complete a feasibility study at the Mongbwalu-Adidi project in the first quarter of 2011. A 20,000 metre combined drilling programme is currently underway at Mongbwalu-Adidi and a further 5,000 metre programme is planned for early phase drill-testing of regional targets within the broader 5,866 square kilometre area during 2010. In addition to the 86.22% interest in AGK, AngloGold Ashanti also holds a 45% interest in the Kibali Gold Project (45% held by Randgold Resources Limited and 10% by OKIMO) where, as at 31 December 2009, the 45% attributable share of AngloGold Ashanti's ore reserves of Kibali was 4.14 million ounces and where exploration and feasibility studies continue. An updated feasibility study, which will optimise the mining plan and the size of the plant, is on track for completion by the end of 2010. Pre-construction preparations have run ahead of plan given positive interaction with local communities and rapid development of associated infrastructure allowing the start of construction to be brought-forward by six months to mid-2011. The project is on track to produce its first gold in January 2014.

Brownfield exploration, which is aimed at identifying ounces for production at or around existing mines, is being undertaken at all of AngloGold Ashanti's current operations. In 2009, the most successful brownfield exploration results from AngloGold Ashanti's existing programmes were achieved in Guinea, Mali, South Africa and the United States. In the first six months of 2010, AngloGold Ashanti's most successful brownfield exploration results were achieved at Sunrise Dam in Australia, at its Siguiri mine in Guinea and in Brazil, particularly at Córrego do Sítio (including the Saõ Bento mine).

Current key brownfield development initiatives approved or under consideration include the following projects:

- *Mponeng Ventersdorp Contact Reef, or VCR, below 120 Level project (South Africa)*: Approved in February 2007, this project entails exploiting the VCR ore reserves located from 120 Level to 126 Level at Mponeng and is estimated to recover 2.7 million ounces of gold with first production scheduled for 2013 and full production in 2015.

- *Mponeng Carbon Leader Reef, or CLR, below 120 Level project (South Africa)*: A feasibility study is in progress to exploit the CLR ore reserves located below 120 Level at Mponeng. Estimates are that 14.7 million ounces of gold could be recovered from this project, which is anticipated to be developed in the medium term, with annual production of approximately 450,000 ounces.

- *Moab Khotsong phase II (Zaaiplaats) (South Africa):* A feasibility study has been completed on the optimal extraction of the ore body within the lower mine area of Moab Khotsong which, if developed, will further extend the life of Moab Khotsong recovering an estimated 5.1 million ounces of gold with an average annual production of 370,000 ounces. This project is anticipated to be developed in the medium term with further underground exploration and some pre-development approved by AngloGold Ashanti's board of directors in August 2010 to commence in the second half of 2010.

- *Cerro Vanguardia (Argentina):* The underground mining project at Cerro Vanguardia in Argentina will involve underground mining below seven of the deeper high-grade open pits that have been or are currently being mined by way of open-pit techniques. Underground mining is expected to be cheaper than open-pit mining in these deeper pits. A feasibility study, including trial mining below one of the existing pits, is scheduled to be completed in the second half of 2010. If approved by AngloGold Ashanti's board of directors in the short term following the completion of the feasibility study, it is expected that this project, which has the potential to produce 613,000 ounces of gold and 6.1 million ounces of silver over the anticipated life of the project, will be developed from early 2011. Similar underground production at other pits at Cerro Vanguardia may be considered in the future. In addition, a feasibility study for a heap leach project at Cerro Vanguardia, based on the treatment of low grade ore through a small heap leaching operation, was completed in 2009. The feasibility study indicated that Cerro Vanguardia's annual gold production could rise by an additional 20,000 ounces per annum through the employment of this process. The project was approved by AngloGold Ashanti's board of directors in February 2010 and production is scheduled to begin in the second quarter of 2011.

- *Córrego do Sítio (including the Saõ Bento mine) (Brazil)*: AngloGold Ashanti acquired the former Saõ Bento property from Eldorado Gold Corporation in December 2008 and subsequently this was renamed AngloGold Ashanti Córrego do Sítio Mineraçaõ. This acquisition resulted in the consolidation and doubling in size of the Córrego do Sítio project (Phase II), adding mineral potential and infrastructure. The project plan for Phase I of the project (which includes only the original Córrego do Sítio property) covers potential mining of the Cachorro Bravo, Laranjeiras and Carvoaria Velha ore bodies. The Córrego do Sítio Phase I feasibility study, which included an assessment of the metallurgical process for production of 140,000 ounces of gold annually and 1.9 million ounces over the life of the project, has been finalised and the project was approved by AngloGold Ashanti's board of directors in May 2010. Detailed engineering commenced immediately after the project was approved. Underground development is progressing to schedule and various environmental licenses have been obtained. The refurbishment and upgrade of the Saõ Bento plant (also part of the 2008 acquisition) is currently in process, while the contracts for the design and manufacture of the autoclaves have already been awarded. Production is expected to commence in early 2012.

- *Lamego (Brazil):* A feasibility study for the Lamego project was approved by AngloGold Ashanti's board of directors in September 2008 and is currently being implemented. The planned ramp up in production at Lamego resulted in production of 18,000 ounces in 2009, with 33,000 ounces expected in 2010 and full production of 48,000 ounces expected in 2011. It is estimated that Lamego will produce approximately 469,000 ounces of gold over an anticipated life of project of nine years.

- *Nova Lima Sul (Brazil)*: The objective of this project is to mine a number of target areas in the vicinity of AngloGold Ashanti Brazil Mineraçaõ's current operations and process the ore utilising idle capacity at AngloGold Ashanti Brazil Mineraçaõ's Queiroz processing plant. The project consists of three phases and a feasibility study for phase 1 of the project, which is estimated to have the potential to produce approximately 880,000 ounces of gold, is expected to be completed in early 2011. If phase 1 is approved by AngloGold Ashanti's board of directors following completion of the feasibility study, development of this phase of the project will then commence. The feasibility studies for phases 2 and 3 of the project are expected to be completed by the end of 2013.

- *Obuasi and Obuasi Deeps (Ghana):* Brownfields exploration and studies for the exploitation of the vast ore body below 50 Level at Obuasi continue, in addition to business improvement initiatives and other mine design and operating plans to establish sustained improvements in operational performance and efficiencies in existing operations at Obuasi.

- *Sadiola Deeps (Mali):* The objective of this is to treat the hard sulphide ore from the main pit through a new plant in parallel with the current oxide plant thus increasing the overall processing capacity at Sadiola. Iamgold, AngloGold Ashanti's equivalent 41% partner in Sadiola, is currently managing a feasibility study for Sadiola Deeps, which is expected to be completed in late 2010.

- *Mine Life Extension projects at Cripple Creek & Victor, or CC&V (United States)*: The required permits have been granted from the State of Colorado and Teller County and construction has begun on the first mine life extension project at the Cripple Creek & Victor mine as approved by AngloGold Ashanti's board of directors in October 2008, which includes the development of new sources of ore and an extension to the existing heap-leach facility. The project has been accelerated and is now scheduled to be commissioned by the end of 2010 and is expected to increase the mine life, resulting in the recovery of 1.4 million ounces of gold. In addition, development drilling continues to define areas of interest for which engineering analysis and permitting requirements are being evaluated in a feasibility study for a second mine life extension project at the Cripple Creek & Victor mine.

2.2 Expenses of the issue

The total amount of the preliminary expenses of the issue of shares underlying the Mandatory Convertible Bonds is estimated at US$2,050,000.

This amount is broken down as follows:

Details	Capacity	US$
Issue costs and expenses		
– Shearman & Sterling (London) LLP, Taback and Associates	Legal counsel	200,000
– Ernst & Young Inc.	Auditors and reporting accountants	130,000
– JSE	Listing and inspection fees	80,000
– Other stock exchanges and regulatory bodies	Listing and inspection fees	480,000
– Printing, postage and other related costs		540,000
– Transfer secretaries	Computershare	20,000
– Insurance and other expenses		600,000
		2,050,000

The above preliminary costs have been estimated and are therefore subject to modification once final terms have been agreed with the respective service providers.

For additional information in respect of expenses incurred within the three years preceding the date of this circular, refer to Annexure D.

3. SALIENT FEATURES OF THE MANDATORY CONVERTIBLE BONDS

The salient features of the Mandatory Convertible Bonds are as follows:

- **Issue size of Mandatory Convertible Bonds:** US$789,086,750 aggregate principal 6.00% Mandatory Convertible Bonds due 15 September 2013 and convertible into a maximum of 18,140,000 AngloGold Ashanti ADSs (subject to anti-dilution adjustments and the approval of the specific authority).
- **Issuer:** AngloGold Ashanti Holdings Finance plc.
- **Guarantor:** AngloGold Ashanti Limited.
- **Interest:** The Mandatory Convertible Bonds bear interest at a rate of 6.00% per annum. Interest is payable, in equal instalments, quarterly in arrears on 15 March, 15 June, 15 September and 15 December of each year, commencing 15 December 2010. The Issuer may elect at one or more times to defer payment of interest on the Bonds on a cumulative basis until the maturity date.
- **Initial Price**: Approximately $43.50.
- **Threshold Appreciation Price:** Approximately $54.375 (representing a premium of 25% over the Initial Price).
- **Maximum Conversion Rate:** 1.14943 (US$50.00 divided by the Initial Price)
- **Minimum Conversion Rate:** 0.91954 (US$50.00 divided by the Threshold Appreciation Price)
- **Conversion:** Prior to the grant of the specific authority, upon conversion, the Mandatory Convertible Bonds are subject to automatic cash settlement. Thereafter, the automatic cash settlement provisions will cease to apply and the Mandatory Convertible Bonds will be convertible into AngloGold Ashanti ADSs.

Each Mandatory Convertible Bond, unless previously converted, will automatically convert on the Stated Maturity Date into a number of AngloGold Ashanti ADSs equal to the sum of the Daily Conversion Amounts determined over a 20 consecutive trading day period beginning on, and including, the 25th scheduled trading day immediately preceding 15 September 2013.

The Daily Conversion Amount for each such trading day shall be determined as follows:

- if the daily VWAP of the ADSs on such trading day is equal to or greater than the Threshold Appreciate Price, then the Daily Conversion Amount per Mandatory Convertible Bond will equal 1/20th of the Minimum Conversion Rate;

- if the daily VWAP of the ADSs on such trading day is less than the Threshold Appreciation Price but greater than the Initial Price, then the Daily Conversion Amount per Mandatory Convertible Bond will equal US$2.50 divided by the daily VWAP on such trading day; and

- if the daily VWAP of the ADSs on such trading day is less than or equal to the Initial Price, then the Daily Conversion Amount per Mandatory Convertible Bond will equal 1/20th of the Maximum Conversion Rate.

AngloGold Ashanti Holdings Finance plc will not issue fractional ADSs at maturity.

The "daily VWAP" of an ADS (or other security for which a daily VWAP must be determined) means, for any trading day, the volume-weighted average price per ADS as displayed under the heading "Bloomberg VWAP" on Bloomberg page "AU <equity> AQR" (or its equivalent successor if such page is not available or the corresponding Bloomberg VWAP page for such other security), in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one ADS (or other security) on such trading day as an internationally recognised investment bank retained for this purpose by AngloGold Ashanti Holdings Finance plc determines in good faith using a volume-weighted average method, which determination shall be conclusive).

The bondholders will have the right to convert their Mandatory Convertible Bonds, in whole or in part, at any time from the Optional Conversion Commencement Date until the 25th scheduled trading day prior to 15 September 2013 at the Minimum Conversion Rate. In addition, each holder that elects to convert its Mandatory Convertible Bonds at the Minimum Conversion Rate will have the right to receive an amount in cash equal to any deferred interest through the interest payment date immediately preceding the date of the optional conversion.

The Issuer has the option, in certain circumstances, to convert the Mandatory Convertible Bonds in whole but not in part into AngloGold Ashanti ADSs. Upon such early conversion, bondholders will receive a number of AngloGold Ashanti ADSs per Mandatory Convertible Bond equal to the Maximum Conversion Rate plus an amount in cash equal to the net present value of all remaining fixed coupons in respect of payment dates falling on or after the relevant conversion date and up to and including the final maturity date and an amount in cash equal to all accrued and unpaid interest (including deferred interest).

- **Optional Conversion Commencement Date:** Subject to certain exceptions, the earlier of:
  - 90 calendar days following the original issuance of the Mandatory Convertible Bonds; and
  - the date on which AngloGold Ashanti shareholders in a general meeting shall have approved the issue of ordinary shares upon an exercise of conversion rights.

- **Stated Maturity Date:** 15 September 2013.

- **Final redemption:** Subject to the approval of the specific authority, Mandatory Convertible Bonds not converted on or prior to the 25th scheduled trading day prior to the 15 September 2013 will be converted into AngloGold Ashanti ADSs on the Stated Maturity Date (subject to postponement for certain market disruption events).

4. DESCRIPTION OF BUSINESS

AngloGold Ashanti is a global gold company with a diversified portfolio of assets in many key gold producing regions. As at 31 December 2009, it had gold reserves of 71.4 million ounces. For the year ended 31 December 2009, it had consolidated revenues of US$3.916 million (which excludes revenue from by-products and interest earned), gold production of 4.599 million ounces and total cash costs of US$514 per ounce.

AngloGold Ashanti was formed following the consolidation of the gold interests of Anglo American plc into a single company in 1998. At that time, AngloGold Ashanti's production and reserves were primarily located in South Africa (97% of 1997 production and 99% of reserves as at 31 December 1997) and one of its objectives was to achieve greater geographic and ore body diversity. Through a combination of mergers, acquisitions, disposal initiatives and organic growth, and through the operations in which AngloGold Ashanti has an interest, it has developed a high quality, well-diversified asset portfolio, including:

- production from 20 operations in ten countries: Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States;
- gold production and reserves for the year ended 31 December 2009 of 61% and 56%, respectively, from operations outside South Africa; and
- gold production from a broad variety of ore body types as well as a variety of open-pit and heap-leach (42%) underground (54%) and surface and dump reclamation (4%) operations.

AngloGold Ashanti was incorporated in South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and in South Africa it is subject to the South African Companies Act, 61 of 1973, as amended. Paragraph 2 of AngloGold Ashanti's memorandum and articles of association provides that its main business is to carry on gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold. On 26 April 2004, AngloGold Ashanti acquired the entire issued share capital of Ashanti Goldfields Company Limited and changed its name to AngloGold Ashanti. AngloGold Ashanti's principal executive office is located at 76 Jeppe Street, Newtown, Johannesburg 2001 (PO Box 62117, Marshalltown 2107), South Africa (Telephone +27 11 637-6000). AngloGold Ashanti's general website is at www.anglogoldashanti.com. Information contained in this website is not, and shall not be deemed to be, part of this circular.

For the third quarter of 2010, AngloGold Ashanti expects gold production to be approximately 1.15 million ounces. During the third quarter, as in previous years, Anglogold Ashanti will be impacted by the winter power tariff in South Africa and annual wage increases effective as of 1 July 2010. Unit cash costs under IFRS, for the third quarter of 2010, are expected to be 21% higher that in the third quarter of 2009 based on the following average exchange rate assumptions: $1.00=R7.55, A$1.00=US$0.87, $1.00=BRL1.80 and $1.00=Argentinean Pesos 3.95, and oil at $75 per barrel. This excludes the potential power tariff increase in Ghana where tariff reviews are underway with negotiations to follow, as well as possible changes to the non-cash deferred stripping profile at Sunrise Dam based on the underground and open pit production mix. The local operating currencies, in particular the South African Rand, have strengthened in the months of August and September to date. Assuming that the South African Rand remains at an average of approximately R7.20=$1.00 for the months of August and September and similar strength in other operating currencies, it would be expected to adversely impact the third quarter unit cash costs under IFRS by approximately $12 to $15 per ounce.

For the full year, AngloGold Ashanti expects production to be between 4.5 million to 4.7 million ounces. Unit cash costs under IFRS, for the full year 2010 are expected to be approximately 21% higher than in 2009 based on the following exchange rate assumptions: $1.00=R7.70, A$1.00=US$0.93, $1.00=BRL1.70 and $1.00=Argentinean Pesos 3.90 and oil at $75 per barrel. This excludes the potential power tariff increase in Ghana where tariff reviews are underway with negotiations to follow, as well as possible changes to the non-cash deferred stripping profile at Sunrise Dam based on the underground and open pit production mix.

AngloGold Ashanti's production and cost outlooks are subject, to among other things, unplanned stoppages due to safety-related interventions and potential strike actions, as well as any adverse production impact at Obuasi while additional water holding and treatment facilities are established and as a result of reduced mining flexibility until development rates increase and further production stopes are established. In addition, in light of recent volatility in foreign exchange rates and the sensitivity of our cash costs to foreign exchange rates, our outlook on cash costs should be regarded as indicative.

5. SHARE CAPITAL

AngloGold Ashanti's authorised share capital is ZAR152,120,000, divided into four classes: AngloGold Ashanti ordinary shares, AngloGold Ashanti E ordinary shares, AngloGold Ashanti A preference shares and AngloGold Ashanti B preference shares. The AngloGold Ashanti ordinary shares, AngloGold Ashanti E ordinary shares and the AngloGold Ashanti A preference shares have voting rights, while the AngloGold Ashanti B preference shares have voting rights only under certain circumstances and, in respect of each of these classes of shares, there is no provision in the articles of association of AngloGold Ashanti for cumulative voting.

The authorised and issued share capital of AngloGold Ashanti on the last practicable date is set out below:

Title of class of shares	Nominal value per share	Authorised		Issued	
		Number	Amount	Number	Amount
Ordinary	R0.25	600,000,000	R150,000,000	362,813,921	R90,703,480
E ordinary[1]	R0.25	4,280,000	R1,070,000	2,837,150	R709,288
A preference	R0.50	2,000,000	R1,000,000	2,000,000	R1,000,000
B preference	R0.01	5,000,000	R50,000	778,896	R7,789

Note:

(1) *All of the 4,280,000 authorised AngloGold Ashanti E ordinary shares have been issued. At the last practicable date, 1,442,850 AngloGold Ashanti E ordinary shares have been cancelled in exchange for 9,301 AngloGold Ashanti ordinary shares in accordance with the conversion formula approved by shareholders at AngloGold Ashanti's general meeting of shareholders held on 11 December 2006.*

All of the issued AngloGold Ashanti ordinary shares, AngloGold Ashanti E ordinary shares, AngloGold Ashanti A preference shares and AngloGold Ashanti B preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.

All of the AngloGold Ashanti A preference shares and AngloGold Ashanti B preference shares are held by Eastvaal Gold Holdings Limited, AngloGold Ashanti's wholly-owned subsidiary. AngloGold Ashanti's articles of association provide that the AngloGold Ashanti A preference shares and AngloGold Ashanti B preference shares are not transferable.

AngloGold Ashanti does not hold any treasury shares.

AngloGold Ashanti's share price history on the JSE is summarised in Annexure B.

6. AUDITED *PRO FORMA* FINANCIAL INFORMATION RELATING TO ANGLOGOLD ASHANTI

The unaudited *pro forma* financial information of AngloGold Ashanti was prepared in order to illustrate the effects of the issue and conversion of the Mandatory Convertible Bonds, assuming that the issue and conversion of the Mandatory Convertible Bonds took place on 1 January 2010 for purposes of the income statement and on 30 June 2010 for purposes of the balance sheet. The *pro forma* financial information below assumes that the Mandatory Convertible Bonds are converted for AngloGold Ashanti ADSs at the 0.91954 Conversion Ratio, which is equivalent to a convertible price of approximately US$54.38 per AngloGold Ashanti ADS. The information has been prepared for illustrative purposes only and may not, because of its nature (including the assumption of the initial price, conversion ratio and conversion price) give a true picture of the financial position of AngloGold Ashanti. It does not purport to be indicative of what the financial results would have been if the conversion of the Mandatory Convertible Bonds had actually occurred at an earlier date. The *pro forma* financial information is the responsibility of the directors.

The unaudited *pro forma* financial information of AngloGold Ashanti should be read in conjunction with the notes thereto and the report of Ernst & Young Inc. which is annexed as Annexure A.

Unaudited *pro forma* per AngloGold Ashanti ordinary share information for the six months ended 30 June 2010

The *pro forma* historical financial effects of the issue and conversion of the Mandatory Convertible Bonds are as follows:

For the six months ended 30 June 2010 (per AngloGold Ashanti ordinary share)		Before the Mandatory Convertible Bonds issue	After Conversion of the Mandatory Convertible Bonds	% Change
Net asset value per share[1]	US cents	809	986	22%
Net tangible asset value per share[1]	US cents	764	942	23%
Basic loss per share (continuing operations)[2]	US cents	(8)	(15)	88%
Diluted loss per share (continuing operations)[3]	US cents	(8)	(15)	88%
Headline loss per share[4]	US cents	(3)	(11)	267%
Weighted average number of shares in issue[5]		366,961,310	381,473,310	4%
Weighted average diluted number of shares in issue[6]		366,961,310	381,473,310	4%
Number of shares in issue[7]		365,758,792	380,270,792	4%

Notes:

(1) *Net asset value per share is computed by dividing total equity of $2,959 million before conversion ($3,748 million after conversion) by the number of shares in issue being 365,758,792 shares before conversion (380,270,792 shares after conversion). Net tangible asset value per share is computed by dividing total equity (excluding intangible assets) of $2,792 million before conversion ($3,581 million after conversion) by the number of shares in issue being 365,758,792 shares before conversion (380,270,792 after conversion).*

(2) *Basic loss per share is computed by dividing net loss by the weighted average number of shares in issue.*

(3) *The diluted loss per share is computed by dividing net loss by the weighted average diluted number of shares in issue.*

(4) *Headline loss removes items of a capital nature from the calculation of loss per share. Headline loss per share is computed by dividing headline loss by the weighted average number of shares in issue.*

(5) *The weighted average number of AngloGold Ashanti ordinary shares in issue was 366,961,310 for the six months ended 30 June 2010 and as a result of the issuance of 14,512,000 AngloGold Ashanti ordinary shares at a price of US$54,38, the weighted average number of AngloGold Ashanti ordinary shares in issue for that period would have been 381,473,310.*

(6) *The weighted average diluted number of AngloGold Ashanti ordinary shares in issue for the six months ended 30 June 2010 does not assume the effect of 971,993 shares issuable upon the exercise of the share incentive options as well as 15,384,615 shares issuable upon the conversion of the convertible bond issued in May 2009, as their effects are anti-dilutive.*

(7) *The number of AngloGold Ashanti ordinary shares in issue as at 30 June 2010 was 365,758,792 and, as a result of the issue, the number of AngloGold Ashanti ordinary shares in issue as at that date would have been 380,270,792.*

Unaudited *pro forma* consolidated income statement

The unaudited *pro forma* consolidated income statement for AngloGold Ashanti incorporating the issue and conversion of the Mandatory Convertible Bonds is presented below for the six months ended 30 June 2010:

US$ (millions)	AngloGold Ashanti Six months ended 30 June 2010	Adjustments for issue of Mandatory Convertible Bonds	Adjustments for conversion of Mandatory Convertible Bonds	Note reference	*Pro forma* Six months ended 30 June 2010
Revenue	2,440				2,440
Gold income	2,370				2,370
Cost of sales	(1,617)				(1,617)
Loss on non-hedge derivatives and other commodity contracts	(473)	–		1.1	(473)
Gross profit	280				280
Corporate administration and other expenses	(86)				(86)
Market development costs	(5)				(5)
Exploration costs	(89)				(89)
Other operating expenses	(10)				(10)
Operating special items	(35)				(35)
Operating profit	55				55
Interest received	18				18
Exchange gain	5				5
Finance costs and unwinding of obligations	(75)	(28)		1.2	(103)
Fair value adjustment on option component of convertible bond	64				64
Share of equity accounted investments' profit	33				33
Profit before taxation	100	(28)			72
Taxation	(109)	–		1.3	(109)
Loss for the period	(9)	(28)			(37)
Gross profit adjusted for the effect of unrealised non-hedge derivatives					
Gross profit	280				280
Unrealised non-hedge derivatives and other commodity contracts	297	(762)		1.1	(464)
Adjusted gross profit/(loss)	578	(762)			(184)
Headline (loss)/earnings					
Loss attributable to equity shareholders has been adjusted by the following to arrive at headline (loss)/earnings:					
Loss attributable to equity shareholders	(30)	(28)			(58)
Net impairment of tangible assets	19				19
Net loss on disposal of assets	5				5
Profit on disposal of investment	(6)				(6)
Impairment of investment in associates and joint ventures	5				5
Taxation on items above	(5)				(5)
Headline loss	(12)	(28)			(40)

Rounding of figures may result in computational discrepancies.

1. MANDATORY CONVERTIBLE BONDS ADJUSTMENTS – INCOME STATEMENT

1.1 *Non-hedge derivative loss/(gain)*

Represents the proceeds from the bonds used to accelerate the settlement of a portion of the hedge book. This resulted in a realised loss of US$762 million and an unrealised gain of US$762 million and the net effect was nil.

1.2 *Finance costs*

Represents the net finance charges (which includes the amortisation of the issue cost of US$27 million and the notional interest charge) on the Mandatory Convertible Bonds, calculated at an all inclusive bond yield of 6% on US$789 million.

1.3 *Taxation*

The tax effect was US$171 million both on the normal and deferred tax resulting in a nil net effect.

Unaudited *pro forma* consolidated statement of financial position

The unaudited *pro forma* consolidated statement of financial position of AngloGold Ashanti incorporating the offering and conversion of the Mandatory Convertible Bonds as at 30 June 2010:

US$ (millions)	AngloGold Ashanti Six months ended 30 June 2010	Adjustments for issue of Mandatory Convertible Bonds	Adjustments for conversion of Mandatory Convertible Bonds	Note reference	*Pro forma* Six months ended 30 June 2010
ASSETS					
Non-current assets					
Tangible assets	5,718				5,718
Intangible assets	167				167
Investments in associates and equity accounted joint ventures	598				598
Other investments	198				198
Inventories	317				317
Trade and other receivables	134				134
Derivatives	2				2
Deferred taxation	4				4
Cash restricted for use	45				45
Other non-current assets	13				13
	7,196				7,196
Current assets					
Inventories	794				794
Trade and other receivables	209				209
Derivatives	150				150
Cash restricted for use	14				14
Cash and cash equivalents	866				866
	2,033				2,033
Non-current assets held for sale	86				86
	2,119				2,119
TOTAL ASSETS	9,315				9,315
EQUITY AND LIABILITIES					
Ordinary share capital and premium	5,834		789	2.3	6,623
Retained earnings and other reserves	(2,998)				(2,998)
Non-controlling interests	123				123
Total equity	2,959		789		3,748
Non-current liabilities					
Borrowings	1,646	762	(789)	2.1	1,619
Environmental rehabilitation and other provisions	453				453
Provisions for pension and post-retirement benefits	156				156
Trade, other payables and deferred income	20				20
Derivatives	112				112
Deferred taxation	681	171		2.4	852
	3,068	933	(789)		3,212
Current liabilities					
Current portion of borrowings	24				24
Trade, other payables and deferred income	533				533
Derivatives	2,575	(762)		2.2	1,813
Taxation	148	(171)		2.4	(23)
	3,280	(933)			2,347
Non-current liabilities held for sale	8				8
	3,288	(933)			2,355
Total liabilities	6,356	–	(789)		5,567
TOTAL EQUITY AND LIABILITIES	9,315	–	–		9,315

Rounding of figures may cause computational discrepancies.

2. **MANDATORY CONVERTIBLE BONDS ADJUSTMENTS – STATEMENT OF FINANCIAL POSITION**

   2.1 *Borrowings*

   Represents the liability component of US$762 million (including US$27 million amortised issue cost) of the Mandatory Convertible Bonds on conversion to AngloGold Ashanti ADSs.

   2.2 *Derivatives*

   The proceeds from the bond issue are used to accelerate the settlement of a portion of the hedge book. This resulted in a realised loss of US$762 million.

   2.3 *Shareholders' equity*

   The conversion adjustment to shareholders equity is the net adjustment for the issuance of the 14,512,000 AngloGold Ashanti ordinary shares at US$54.38 per AngloGold Ashanti ADS totalling US$789 million.

   2.4 *Taxation*

   The tax effect was US$171 million both on the normal and deferred tax resulting in a nil net effect.

7. DIRECTORS

7.1 Information on directors

Name and age	Function	Business address
Executive		
Mark Cutifani (51)	Executive director and Chief Executive Officer	76 Jeppe Street Johannesburg 2001
Srinivasan Venkatakrishnan (44)	Executive director: Chief Financial Officer	76 Jeppe Street Johannesburg 2001
Non-Executive		
Tito Mboweni (51)	Independent non-executive director and Chairman	76 Jeppe Street Johannesburg 2001
Dr Thokoana James Motlatsi (58)	Independent non-executive director and Deputy chairman	121 Eloff Street Ext Selby Johannesburg 2001
Frank Bentley Arisman (65)	Independent non-executive director	No. 7 St Luke's Place New York NY 10014
Rhidwaan Gasant (51)	Independent non-executive director	19 Monterey Drive Constantia Cape Town 7806

Name and age	Function	Business address
Ferdinand Ohene-Kena (74)	Independent non-executive director	2 Kofi Annan Avenue B North Legon Accra, Ghana
William Alan Nairn (65)	Independent non-executive director	87 Central Avenue Athol 2196
Wiseman L Nkuhlu (65)	Independent non-executive director	15 Gary Avenue Morningside 2196
Sipho M Pityana (50)	Independent non-executive director	12th Floor, Forum Building 2 Maude Street Sandton 2196

7.2 Directors' interests in securities

At the last practicable date, the directors had the following direct and indirect beneficial interests in AngloGold Ashanti ordinary shares, which holdings are unchanged from those published in the 2009 annual report. The directors, individually or in aggregate, do not hold in excess of 0.1% of AngloGold Ashanti's issued ordinary share capital:

	Beneficial Direct	Beneficial Indirect
Executive directors		
M Cutifani	10,000	–
S Venkatakrishnan	10,351	–
Sub-total	**20,351**	**–**
Non-executive directors		
T T Mboweni	–	–
T J Motlatsi	–	–
F B Arisman	–	4,984
R Gasant	–	–
F Ohene-Kena	–	–
W A Nairn	–	–
L W Nkuhlu	–	800
S M Pityana	–	–
Sub-total	**–**	**8,847**
TOTAL	**20,351**	**8,847**

AngloGold Ashanti operates a share incentive scheme through which executive directors, executive management and managers of AngloGold Ashanti and its subsidiaries are given the opportunity to acquire shares in AngloGold Ashanti. The objective is to incentivise such employees to identify themselves more closely with the fortunes of AngloGold Ashanti and its continued growth and to promote the retention of such employees.

Non-executive directors are not eligible for participation in the share incentive scheme.

At the annual general meeting of shareholders held on 7 May 2010, shareholders approved a maximum of 17,000,000 shares be set aside for the purposes of the scheme. However, prior to this date, the maximum number of AngloGold Ashanti ordinary shares that could be allocated for the purposes of the scheme was equivalent to 2.75% of the total number of AngloGold Ashanti ordinary shares in issue at any time. At 31 December 2009, 9,961,618 AngloGold Ashanti ordinary shares (2008: 9,720,794) were available for purposes of the scheme, while the maximum aggregate number of AngloGold Ashanti ordinary shares which may be acquired by any one participant in the scheme is, and remains 5% of the AngloGold Ashanti ordinary shares allocated for the purposes of the share incentive scheme. At 31 December 2009, a maximum of 498,080 AngloGold Ashanti ordinary shares per employee could be issued in aggregate (2008: 486,040).

Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares and accept them. All options or rights which have not been exercised within ten years from the date on which they were granted automatically expire.

The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that they remain globally competitive, so as to attract, reward and retain managers of the highest calibre. As a result, several types of incentives, each with their own issue and vesting criteria have been granted to employees – collectively known as the "AngloGold Share Incentive Scheme or share incentive scheme."

Although the Remuneration Committee has the discretion to incentivise employees through the issue of shares, only options or rights have so far been granted. The type and vesting criteria of the options or rights granted are:

Time-related

The granting of time-related options was approved by shareholders at the general meeting held on 4 June 1998 and amended by shareholders at the annual general meeting held on 30 April 2002, at which time it was agreed that no further time-related options would be granted and all options granted hereunder will terminate on 1 February 2012, being the date on which the last options granted under this criteria may be exercised or they will expire.

Time-related options vest over a five-year period from the date of grant and may be exercised in tranches of 20% each in years two, three and four and 40% in year five. As of the date of this circular, all options granted and outstanding have vested in full.

Performance-related

The granting of performance-related options was approved by shareholders at the annual general meeting held on 30 April 2002 and amended at the annual general meeting held on 29 April 2005 at which time it was agreed that no further performance-related options would be granted and all options granted hereunder will terminate on 1 November 2014, being the date on which the last options granted under this criteria may be exercised or they will expire.

Performance-related options granted vest in full, three years from the date of grant, provided that the conditions under which the options were granted are met. All options granted and outstanding vested in full on 1 November 2007.

Bonus Share Plan ("BSP")

The granting of rights in terms of the BSP was approved by shareholders at the annual general meeting held on 29 April 2005 and amended at the general meeting held on 6 May 2008, at which time shareholders approved the increase in the maximum level of bonus payable to eligible participants, as well as shortening the vesting period. Executive directors, executive management and other management groups are eligible for participation. Each award made in respect of the BSP entitles the holder to acquire one AngloGold Ashanti ordinary share at "nil" cost. In respect of all awards granted to and including 2007, these awards vest in full, three years from date of grant, provided that the participant is still employed by AngloGold Ashanti at the date of vesting (unless an event, such as death, occurs which may result in an earlier vesting date). In respect of awards granted in 2008 and onwards, the vesting period has been amended to allow employees to exercise their rights as follows: 40% in year one and 60% in year two from the date of grant or in the event that exercising of awards only takes place in year three, then 120% of awards granted will be available for immediate exercising.

Long-Term Incentive Plan ("LTIP")

The granting of rights in terms of the LTIP was approved by shareholders at the annual general meeting held on 29 April 2005. Executive directors, executive management and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one AngloGold Ashanti ordinary share at "nil" cost. Awards granted vest three years from date of grant, to the extent that the stretched AngloGold Ashanti's performance targets under which the rights were granted, are met and provided that the participant is still in the employ of AngloGold Ashanti (or unless an event, such as death, occurs which may result in an earlier vesting date).

Participation in the share incentive scheme by the two executive directors is as follows:

Date granted	Date of vesting	M Cutifani		S Venkatakrishnan	
		BSP	**LTIP**	**BSP**	**LTIP**
4 May 2005	4 May 2008	–	–	1,865	5,200[1]
8 March 2006	8 March 2009	–	–	3,425	–
31 July 2006	31 July 2009	–	–	–	4,520[1]
16 March 2007	16 March 2010	–	–	3,618	6,825[1]
29 February 2008	See note [2] below	3,607	32,982	6,417	20,595
17 February 2009	See notes [2,3] below	19,992	40,694	15,268	21,238
23 February 2010	See notes [2,3] below	27,146	50,548	15,074	25,543
		50,745	**122,224**	**45,667**	

Notes:

(1) *The first tranche of LTIP awards was made to executive directors in 2005. The performance period in respect of the 2005, 2006 and 2007 LTIP awards ended during 2008, 2009 and 2010, respectively. Not all the performance targets were met at vesting, resulting in only proportional vesting of LTIP awards granted, namely 40% of the 13,000 LTIP awards granted in 2005, 40% of the 11,300 LTIP awards granted in 2006 LTIP and 56% of the 12,188 LTIP awards granted in 2007 vested. The unvested LTIP awards have lapsed.*

(2) *At the annual general meeting of shareholders held on 6 May 2008, shareholders approved the reduction in the vesting period of the BSP awards from three years to two years, with 40% of BSP awards granted vesting in year one and the balance of 60% of BSP awards granted vesting in year two. If however during years one and two, no options were exercised, then an additional 20% of awards granted will be issued and be fully vested three years from date of grant, provided that the participant is still in the employ of AngloGold Ashanti at the dates of vesting.*

(3) *Awards granted in terms of the LTIP vests three years after date of grant, to the extent that the performance conditions, under which the awards were granted, are met. LTIP awards vest on 17 February 2012. Any awards not exercised within 10 years from date of grant will lapse.*

Other than listed above, the directors do not have any interest in the share capital of AngloGold Ashanti.

7.3 Directors' remuneration

The following tables reflect remuneration for 2009 only for those directors on the board of AngloGold Ashanti Limited at the date of this circular [1].

Non-executive directors

All figures stated to the nearest R'000[2]	Directors' fees[3]	Committee fees	Travel[4]	Total
Dr T J Motlatsi *(Deputy chairman)*	560	273	–	**833**
F B Arisman	315	303	208	**826**
W A Nairn	227	288	–	**515**
Prof W L Nkuhlu[5]	240	260	–	**500**
S M Pityana	227	393	–	**620**
Total – non-executive directors	**3,437**	**2,003**	**648**	**6,088**

Notes:

(1) *The remuneration of Messrs Mboweni, Gasant and Ohene-Kena are not included in the table above given that their appointments to the board were only effective during 2010.*

(2) *Where directors' compensation is in dollars, amounts reflected are the actual Rand values at the date of payment.*

(3) *At the annual general meeting of AngloGold Ashanti shareholders held on 7 May 2010 shareholders approved an increase in directors' fees with effect from 1 June 2010:*

Chairman	*R1,520,300 per annum*
Deputy chairman	*R650,000 per annum*
South African resident directors	*R270,000 per annum*
Non-resident directors who are resident in Africa	*$33,750 per annum*
Other non-resident directors	*$60,000 per annum*

(4) *A travel allowance per board meeting is paid to non-executive directors who travel internationally to attend board meetings. In addition, AngloGold Ashanti is liable for the payment of all travel costs and accommodation.*

(5) *Prof Nkuhlu resigned from the board with effect from 5 May 2009 and rejoined the board on 1 June 2009.*

Executive directors

All figures in R'000	Salary[1]	Recruit-ment costs	Perfor-mance-related payments[2]	Pension scheme contri-butions	Other benefits[3]	Encashed leave[4]	Pre-tax gains on share options exercised[5]	Total
M Cutifani	10,807	–	7,627	1,913	634	–	–	**20,981**
S Venkatakrishnan	6,552	–	4,297	1,199	1,948	–	2,261	**16,617**
	17,359	–	11,924	3,112	2,582	–	2,261	**37,598**

Notes:

(1) Salaries are disclosed only for the period from or to which office was held.

(2) In order to more accurately disclose remuneration received/receivable by executive directors and executive management, the tables above include the performance-related payments calculated on the year's financial results.

(3) Includes healthcare, retention payments and personal travel.

(4) In 2005, AngloGold Ashanti altered its policy regarding the number of leave days that may be accrued. As a result, surplus leave days accrued are compulsorily encashed.

(5) Mr Venkatakrishnan applied all of the proceeds after tax from the sale of his share options to acquire 5,130 ordinary shares (2008: 4,569) in AngloGold Ashanti. Of the 92,452 share options exercised by the executive management, the proceeds from the sale of 48,595 options were used to acquire 16,911 ordinary shares in AngloGold Ashanti (2008: of the 15,563 options exercised, proceeds from the sale of 12,963 shares were used to acquire 2,304 ordinary shares in AngloGold Ashanti).

The remuneration receivable by directors will not be varied as a consequence of the issue of shares arising from the conversion of the Mandatory Convertible Bonds.

7.4 Directors' interests in transactions

The directors had no material beneficial interests, directly or indirectly, in transactions effected by AngloGold Ashanti during the current, immediately preceding financial year or any transaction during any financial year which remains in any respect, outstanding or unperformed.

8. CORPORATE GOVERNANCE

Disclosures policy: AngloGold Ashanti subscribes to a policy of full, accurate and consistent communication in respect of both its financial and operating affairs. To this end, AngloGold Ashanti has adopted a Disclosures Policy, the object of which is to ensure compliance with the Rules of the various exchanges on which it is listed and to provide timely, accurate and reliable information fairly to all stakeholders including investors (and potential investors), regulators and analysts. This policy is available on the AngloGold Ashanti website.

Appointment of directors: AngloGold Ashanti has a Nominations Committee which reviews all appointments to the board. All appointments to the board are confirmed by shareholders at the next annual general meeting. The committee comprises solely of non-executive directors, the majority of whom are independent, and is chaired by the independent board chairman.

Audit and Corporate Governance Committee: The committee comprises solely of independent non-executive directors. Amongst its responsibilities includes determining all non-audit work of the external auditors including consulting work, and pre-approving non-audit fees to be paid to the external auditors.

Remuneration Committee: The committee comprises solely of independent non-executive directors. The committee is responsible for evaluating the performance of executive directors and executive management, and for setting appropriate remuneration for such officers of AngloGold Ashanti.

Codes of ethics and whistle-blowing policy: In order to comply with AngloGold Ashanti's obligations in terms of the Sarbanes-Oxley Act of the United States of America and the King Code of South Africa, and in the interests of good governance, AngloGold Ashanti has systems and procedures to introduce, monitor and enforce its ethical codes and has adopted a code of ethics for employees, a `code of ethics for senior financial officers, and a whistle-blowing policy that encourages employees and other stakeholders to confidentially and anonymously report acts of an unethical or illegal nature affecting AngloGold Ashanti's interests. Both codes and the whistle-blowing policy are available on the AngloGold Ashanti website.

Access to information: AngloGold Ashanti has complied with its obligations in terms of the South African Promotion of Access to Information Act of 2000. AngloGold Ashanti's access to the information manual is available on its website and from the company secretarial department.

For further information, refer to the 2009 AngloGold Annual Report on AngloGold Ashanti's website on www.anglogoldashanti.com or www.aga-reports.com

Sponsor: UBS South Africa (Pty) Limited acts as sponsor to AngloGold Ashanti in compliance with the Listings Requirements.

9. LITIGATION STATEMENT

There are no legal or arbitration proceedings in which any member of the AngloGold Ashanti Group is or has been engaged, including any such proceedings which are pending or threatened of which AngloGold Ashanti is aware, which may have, or have had, during the 12 months preceding the date of this circular, a material effect on the financial position of the AngloGold Ashanti Group.

10. SOUTH AFRICAN RESERVE BANK APPROVAL

In terms of the Exchange Control Regulations of South Africa:

- any certificates in respect of AngloGold Ashanti's ordinary shares that may be issued to non-residents of South Africa will be endorsed "non-resident";

- any certificates in respect of AngloGold Ashanti's ordinary shares, any dividends it pays and any other cash payments or distributions AngloGold Ashanti may make in respect of its ordinary shares, due to any emigrant from South Africa will be forwarded to the authorised dealer in foreign exchange, in terms of South African Exchange Control Regulations, controlling such emigrants blocked assets. Such certificates in respect of AngloGold Ashanti's ordinary shares will be endorsed "non-resident"; and

- all dividends and any other cash payments or distributions AngloGold Ashanti may make in respect of its ordinary shares (other than to emigrants from South Africa referred to above) are freely transferrable from South Africa.

11. DIRECTORS' RESPONSIBILITY

The directors, whose names are given in paragraph 7.1 on page 19 of this circular, collectively and individually, accept full responsibility for the accuracy of the information given and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this circular contains all information required by the Listings Requirements.

12. GENERAL MEETING

Attached to and forming part of this circular is a notice convening a general meeting to be held at 10:00 (South African time) on Tuesday, 26 October 2010 in the Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa, in order to consider and, if deemed fit, pass, with or without modification, a resolution granting the specific authority.

Certificated shareholders and dematerialised "own name" shareholders whose names appear on the sub-register maintained by their CSDP or broker, who are unable to attend the general meeting and wish to be represented thereat, must complete and return the attached form of proxy in accordance with the instructions contained therein, so as to reach the share registrars in South Africa, the United Kingdom, Australia or Ghana by no later than 10:00 on Friday, 22 October 2010. The addresses of the share registrars are set out on page 4 of this circular.

Dematerialised shareholders (other than dematerialised "own name" shareholders) must advise their CSDP or broker of their voting instructions should they wish to be represented at the general meeting. If, however, such dematerialised shareholders wish to attend the general meeting in person, they will need to request their CSDP or broker to provide them with the necessary letter of representation in terms of the custody agreement.

13. CONSENTS

The financial advisor, underwriters, legal advisors, auditors and reporting accountants, JSE sponsor, share registrars and AngloGold Ashanti ADS Depositary have consented in writing to act in the capacity stated and to their reports, if any, and their names being included in this circular and have not withdrawn their consents prior to publication of this circular.

14. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection by shareholders from the date of this circular, 23 September 2010, up to and including 26 October 2010, during normal business hours on business days at the undermentioned locations:

– Prospectus Supplement dated 15 September 2010;

– Indenture dated 22 September 2010;

– Amended and Restated Deposit Agreement dated as of 3 June 2008;

– Memorandum and articles of association of AngloGold Ashanti;

– Audited financial statements of AngloGold Ashanti for the three financial years ended 31 December 2007, 2008 and 2009;

– Mineral Resource and Ore Reserve Report 31 December 2009;

– Independent reporting accountants' report (Annexure A to this circular);

– Consent letters referred to in paragraph 13 above; and

– Service agreements for the two executive directors.

By order of the Board

Ms L Eatwell
Company Secretary

Johannesburg
South Africa

23 September 2010

REPORTING ACCOUNTANTS' REPORT ON THE *PRO FORMA* CONSOLIDATED BALANCE SHEET AND *PRO FORMA* FINANCIAL EFFECTS OF THE OFFERING AND CONVERSION OF THE MANDATORY CONVERTIBLE BONDS

"The Directors
AngloGold Ashanti Limited
76 Jeppe Street
Newtown
2001

17 September 2010

INDEPENDENT REPORTING ACCOUNTANTS' REPORT ON THE UNAUDITED *PRO FORMA* FINANCIAL INFORMATION OF ANGLOGOLD ASHANTI LIMITED

INTRODUCTION

The directors of AngloGold Ashanti Limited ('AngloGold Ashanti') are seeking the granting to and approval of a specific authority for AngloGold Ashanti directors to allot and issue up to a maximum of 18,140,000 ordinary shares of R0.25 each in the share capital of AngloGold Ashanti underlying the AngloGold Ashanti ADSs issuable upon the conversion of the US$789,086,750 6.00% Mandatory Convertible Subordinated Bonds due 15 September 2013 issued by AngloGold Ashanti Holdings Finance plc, a wholly-owned subsidiary of AngloGold Ashanti.

The transaction is called 'the Mandatory Convertible Bonds transaction'.

REPORT ON THE UNAUDITED *PRO FORMA* FINANCIAL INFORMATION

We have performed our limited assurance engagement in respect of the unaudited *pro forma* financial effects and the unaudited *pro forma* consolidated balance sheet and income statement as set out in paragraph 6 of the circular to shareholders, to be dated on or about 23 September 2010 (collectively, "the *pro forma* financial information") issued in connection with the Mandatory Convertible Bonds transaction that is the subject of the circular of AngloGold Ashanti.

The *pro forma* financial information has been prepared in accordance with the requirements of the Listings Requirements of the JSE Limited ("JSE"), for illustrative purposes only, to provide information about how the Mandatory Convertible Bonds transaction might have affected the reported historical financial information presented, had the corporate action been undertaken at the commencement of the period or at the date of the *pro forma* balance sheet being reported on.

DIRECTORS' RESPONSIBILITY

The directors are responsible for the compilation, contents and presentation of the *pro forma* financial information contained in the circular and for the financial information from which it has been prepared. Their responsibility includes determining that: the *pro forma* financial information has been properly compiled on the basis stated; the basis is consistent with the accounting policies of AngloGold Ashanti; and the *pro forma* adjustments are appropriate for the purposes of the *pro forma* financial information disclosed in terms of the JSE Listings Requirements.

REPORTING ACCOUNTANTS' RESPONSIBILITY

Our responsibility is to express our limited assurance conclusion on the *pro forma* financial information included in the circular to AngloGold Ashanti shareholders. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements applicable to *Assurance Engagements Other Than Audits or Reviews of Historical Financial Information* and the Guide on *Pro Forma* Financial Information issued by The South African Institute of Chartered Accountants.

The standard requires us to obtain sufficient appropriate evidence on which to base our conclusion.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the *pro forma* financial information, beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

SOURCES OF INFORMATION AND WORK PERFORMED

Our procedures consisted primarily of comparing the unadjusted financial information with the source documents, considering the *pro forma* adjustments in light of the accounting policies of AngloGold Ashanti, the issuer, considering the evidence supporting the *pro forma* adjustments and discussing the adjusted *pro forma* financial information with the directors of the company in respect of the corporate actions that are the subject of the circular.

In arriving at our conclusion, we have relied upon financial information prepared by the directors of AngloGold Ashanti and other information from various public, financial and industry sources.

While our work performed has involved an analysis of the historical published audited financial information and other information provided to us, our assurance engagement does not constitute an audit or review of any of the underlying financial information conducted in accordance with *International Standards on Auditing* or *International Standards on Review Engagements* and, accordingly, we do not express an audit or review opinion.

In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

CONCLUSION

Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that, in terms of Sections 8.17 and 8.30 of the JSE Listings Requirements:

• the *pro forma* financial information has not been properly compiled on the basis stated;

• such basis is inconsistent with the accounting policies of the issuer;

• the adjustments are not appropriate for the purposes of the *pro forma* financial information as disclosed.

Ernst & Young Inc.
Registered Auditor

Per: Lance Tomlinson
Reporting Accountant Specialist

Wanderers Office Park
52 Corlett Drive, Illovo
Johannesburg 2196"

SHARE PRICE HISTORY

The high, low and closing prices of the AngloGold Ashanti ordinary shares on the JSE and the volumes traded were as follows:

	High (cents)	Low (cents)	Closing (cents)	Volume (shares)	Value (Rm)
Quarter ended					
2008					
First quarter	34,900	24,801	27,803	67,875,700	19,739
Second quarter	31,145	23,053	24,621	76,733,300	19,731
Third quarter	28,300	17,201	23,100	68,110,400	18,074
Fourth quarter	28,460	15,011	19,250	96,612,700	18,379
2009					
First quarter	36,900	23,206	25,406	79,100,400	19,195
Second quarter	35,789	25,950	27,600	137,393,800	42,796
Third quarter	33,990	27,150	30,215	73,419,400	22,287
Fourth quarter	34,679	28,630	30,131	86,995,200	26,293
Month ended					
September 2009	33,990	28,340	30,150	33,187,903	10,450
October 2009	30,262	29,339	30,150	33,928,000	10,629
November 2009	30,450	28,630	28,990	28,735,100	8,582
December 2009	33,699	32,401	32,401	30,008,200	9,371
January 2010	30,577	29,800	29,950	19,630,600	6,254
February 2010	28,398	27,605	27,895	22,798,700	6,865
March 2010	27,900	27,325	27,699	23,522,100	6,597
April 2010	28,370	27,643	27,661	21,005,400	5,877
May 2010	31,225	30,500	31,149	14,063,100	4,133
June 2010	32,494	31,815	31,994	29,872,200	8,228
July 2010	33,540	32,700	33,195	20,743,200	6,887
Daily					
2 August 2010	30,000	29,329	29,350	1,641,560	487
3 August 2010	30,163	29,335	30,098	1,853,680	554
4 August 2010	30,600	29,999	30,400	1,465,777	445
5 August 2010	30,800	30,250	30,500	600,641	184
6 August 2010	31,100	30,410	30,861	869,781	268
10 August 2010	31,095	30,729	30,959	1,032,035	319
11 August 2010	31,632	31,021	31,420	866,189	272
12 August 2010	31,597	30,975	31,500	994,982	312
13 August 2010	31,960	30,950	31,323	666,618	209
16 August 2010	31,945	31,071	31,800	840,065	266
17 August 2010	31,925	31,500	31,900	1,000,413	318
18 August 2010	31,898	31,350	31,680	801,540	253
19 August 2010	32,000	31,599	31,931	1,103,476	351
20 August 2010	32,000	31,461	31,765	1,065,782	338
23 August 2010	31,897	31,411	31,748	720,797	228
24 August 2010	31,589	30,825	31,329	1,542,458	481
25 August 2010	31,300	30,550	31,000	993,909	307
26 August 2010	31,587	30,830	31,382	878,952	274
27 August 2010	31,488	30,762	31,000	978,654	304
30 August 2010	31,485	30,913	31,268	411,143	128
31 August 2010	31,651	30,774	31,640	1,268,594	398
1 September 2010	31,933	30,665	30,840	645,084	201
2 September 2010	31,401	30,687	31,401	1,103,994	344
3 September 2010	31,749	30,787	31,290	578,396	181
6 September 2010	31,785	31,351	31,785	407,353	129
7 September 2010	32,233	31,641	32,050	470,287	150
8 September 2010	32,582	32,002	32,207	1,100,244	356
9 September 2010	32,349	31,600	31,615	744,237	239
10 September 2010	32,114	31,377	32,100	509,859	162
13 September 2010	32,190	31,635	32,190	1,244,128	398
14 September 2010	33,220	31,900	33,220	807,471	263
15 September 2010	32,500	31,157	31,600	4,882,954	1,548

Source: Datastream.

CURRICULUM VITAE OF DIRECTORS

Mr M CUTIFANI

BE (Min. Eng)

Chief Executive Officer

Mark Cutifani was appointed to the board of AngloGold Ashanti on 17 September 2007 and as Chief Executive Officer on 1 October 2007. He is chairman of the Executive Committee and a member of the Transformation and Human Resources Development, Safety, Health and Sustainable Development, and Investment Committees. Mark has considerable experience in gold mining, having been associated with the industry since 1976. Prior to joining AngloGold Ashanti, he held the position of chief operating officer at CVRD Inco, a Toronto-based company, where he was responsible for Inco's global nickel business.

Mr S VENKATAKRISHNAN (VENKAT)

BCom, ACA (ICAI)

Chief Financial Officer

Venkat joined AngloGold Ashanti on 1 July 2004 from Ashanti Goldfields Company Limited ("Ashanti") where he was Chief Financial Officer until that company's merger with AngloGold Limited in May 2004. He was appointed to the board on 1 August 2005, is a member of the Executive and Investment Committees and is invited to attend meetings of the Audit and Corporate Governance Committee. He is a member of the Treasury Committee, a sub-committee of the Audit and Corporate Governance Committee. Venkat has extensive financial experience, having been a director in the reorganisation services division of Deloitte & Touche in London prior to joining Ashanti in 2000.

Mr T T MBOWENI

BA, MA – Development Economics

Chairman and independent non-executive director

Tito Mboweni was appointed to the board and as chairman of AngloGold Ashanti on 1 June 2010. Mr Mboweni has a long and outstanding record of public service. As Labour Minister from 1994 to 1998, he was the architect of South Africa's post-apartheid labour legislation which today continues to provide the basis for the mutually respectful labour relationships central to AngloGold Ashanti's operational approach in South Africa. The past ten years have cemented his reputation as one of the world's foremost and highly respected Central Bank governors. He is also chairman of the Nominations Committee and serves on the Investment and Party Political Donations Committees.

Dr T J MOTLATSI

Hon DSoc Sc (Lesotho)

Deputy Chairman and independent non-executive director

James Motlatsi was appointed to the board of AngloGold Ashanti on 1 April 1998 and deputy chairman on 1 May 2002. He is chairman of the Transformation and Human Resources Development, and the Party Political Donations Committees and a member of the Safety, Health and Sustainable Development, Nominations and Remuneration Committees. James has substantial experience in and knowledge of the mining industry in general and of South Africa in particular. His association with the industry in South Africa spans more than 30 years in various positions including that of past president of the National Union of Mineworkers. He is the executive chairman of TEBA Limited, a service organisation primarily responsible for the recruitment of mineworkers for the South African mining industry.

Mr F B ARISMAN

MSc (Finance)

Independent non-executive director

Frank Arisman joined the board of AngloGold Ashanti on 1 April 1998. He chairs the Investment Committee and serves on four other board committees: Audit and Corporate Governance, Nominations, Remuneration and Safety, Health and Sustainable Development. He is a member of the Treasury Committee, a sub-committee of the Audit and Corporate Governance Committee. Since 2008, he has chaired the Financial Analysis Committee, a special purpose committee of the board set up to consider the funding needs of AngloGold Ashanti. Frank, who resides in the USA, has a rich background in management and finance through his experiences at JP Morgan where he held various positions prior to his retirement.

Mr R GASANT

CA(SA)

Independent non-executive director

Rhidwaan Gasant was appointed to the board of AngloGold Ashanti on 12 August 2010 and is a member of the Audit and Corporate Governance Committee. He is the former Chief Executive Officer of Energy Africa Limited and sits on the board of international companies in the MTN Group.

Mr F Ohene-Kena

MSc Engineering, DIC and ACSM

Independent non-executive

Ferdinand (Fred) Ohene-Kena was appointed to the board of AngloGold Ashanti on 1 June 2010. He serves on three board committees: Transformation and Human Resources Development, Nominations and Safety, Health and Sustainable Development. He is the former Ghanaian Minister of Mines and Energy and is currently a member of the Ghana Judicial Council, is the Chairman of the Ghana Minerals Commission and is a member of the President's Economic Advisory Council.

Mr W A NAIRN

BSc (Mining Engineering)

Independent non-executive director

Bill Nairn has been a member of the board of AngloGold Ashanti since 1 January 2000 and chairs the Safety, Health and Sustainable Development Committee and is a member of four other committees: Transformation and Human Resources Development, Investment, Party Political Donations and Nominations. Bill, a mining engineer, has considerable technical experience, having been the group technical director of Anglo American plc until 2004 when he retired from the company. Having completed the three-year cooling period, Bill is now considered an independent non-executive director of AngloGold Ashanti.

Prof W L NKUHLU

BCom, CA(SA), MBA

Independent non-executive director

Wiseman Nkuhlu was appointed to the board on 4 August 2006. He has been the chairman of the Audit and Corporate Governance Committee since 5 May 2007, having served as deputy chairman from 4 August 2006. He also serves as a member of the Nominations, Party Political Donations and Remuneration Committees. In addition, he is the chairman of the Treasury Committee, a sub-committee of the Audit and Corporate Governance Committee. Wiseman, a respected South African academic, educationist, professional and business leader, served as Economic Advisor to the former President of South Africa, Mr Thabo Mbeki, and as Chief Executive of the Secretariat of the New Partnership for Africa's Development (NEPAD) from 2000 to 2005. From 1989 to 2000, he served as a director on a number of major South African companies, including Standard Bank, South African Breweries, Old Mutual, Tongaat Hulett, BMW and JCI. Wiseman was President of The South African Institute of Chartered Accountants from 1998 to 2000 and Principal and Vice Chancellor of the University of Transkei from 1987 to 1991. He is also a member of the board of Datatec Limited. He was elected President of the Geneva-based International Organisation of Employers (IOE) in May 2008 for a period of two years. He is a member of the Financial Crisis Advisory Group of the International Accounting Standards Board (IASB) and the Financial Accounting Standards Board (FASB).

Mr S M PITYANA

BA (Hons) (Essex), MSc (London)

Independent non-executive director

Sipho Pityana joined the board of AngloGold Ashanti on 13 February 2007 and assumed the chairmanship of the Remuneration Committee on 1 August 2008. He is a member of the Safety, Health and Sustainable Development, Party Political Donations, Investment, Nominations and the Transformation and Human Resources Development Committees. Sipho has extensive experience in management and finance, and has occupied strategic roles in both the public and private sectors, including that of Director General of the national departments of both labour and foreign affairs. He was formerly a senior executive of Nedbank Limited and is currently the executive chairman of Izingwe Holdings (Proprietary) Limited, a local empowerment group and a significant investor in mining, engineering, infrastructure and logistics, and AngloGold Ashanti's BEE partner. He serves as a non-executive director on the boards of several other South African companies.

HISTORICAL PRELIMINARY EXPENSES

On 15 September 2010, the Company issued Mandatory Convertible Bonds aggregating US$789,086,750. The Company incurred preliminary expenses aggregating some US$5 million (including the US$2,050,000 in respect of this circular) but excluding the approximate US$18.4 million payable to Morgan Stanley & Co. Incorporated and UBS AG (London Branch) as representatives for the underwriters in underwriting commissions and expenses and the approximate US$3.3 million payable to Citigroup Global Markets Limited and Deutsche Bank AG, London Branch as Co-Bookrunners. The preliminary expenses to be paid are as follows: UBS AG (London Branch) – US$1.5 million for fees as Financial Advisors, Shearman & Sterling LLP, Taback and Associates (Pty) Limited and Davis Polk & Wardwell LLP – US$1.2 million; Ernst & Young – US$200,000; JSE and other stock exchange and regulatory bodies – US$100,000; printing, posting and other related costs – US$100,000; and Insurance and other – US$1.9 million.

On 15 September 2010, the Company issued 18,140,000 ordinary shares in the form of shares and ADRs, aggregating proceeds of some US$789,090,000. The Company incurred preliminary expenses aggregating some US$5 million but excluding the approximate US$13.4 million payable to Morgan Stanley & Co. Incorporated and UBS AG (London Branch) as representatives for the underwriters in underwriting commissions and expenses and the approximate US$2.7 million payable to Citigroup Global Markets Limited and Deutsche Bank AG, London Branch as Co-Bookrunners. The preliminary expenses to be paid are as follows: UBS AG (London Branch) – US$1.5 million for fees as Financial Advisors, Shearman & Sterling LLP, Taback and Associates (Pty) Limited and Davis Polk & Wardwell LLP – US$1.2 million; Ernst & Young – US$200,000; JSE and other stock exchange and regulatory bodies – US$100,000; printing, posting and other related costs – US$100,000; and Insurance and other – US$1.9 million.

AngloGold Ashanti incurred approximately US$16.1 million preliminary expenses in relation to the US$1,765 million rights offer in 2008, excluding the underwriting commissions of approximately US$35.3 million, the proceeds of which were utilised to fund a significant component of AngloGold Ashanti's overall hedge restructuring. The preliminary expenses were paid as follows: UBS Limited and The Standard Bank of South Africa Limited – US$3.6 million; Shearman & Sterling LLP, Taback and Associates (Pty) Limited and JLD & MB Legal Consultancy – US$3.1 million; Davis Polk & Wardwell LLP and Bowman Gilfillan – US$900,000; Ernst & Young – US$900,000; JSE and other stock exchanges and regulatory bodies – US$600,000; printing, posting and other related costs – US$1.8 million; and Insurance and other – US$ 9.2 million.

AngloGold Ashanti incurred approximately US$7.7 million preliminary expenses in relation to the issue of US$732,500,000 3.50% convertible notes in 2009, excluding the underwriting commissions of US$12.1 million. The preliminary expenses were paid as follows: Barclays Bank PLC, Morgan Stanley & Co. Incorporated, and Standard Chartered Bank – US$6.2 million; printing, publication, distribution and advertising – US$700,000; Ernst & Young – US$300,000; Shearman & Sterling LLP, Davis Polk & Wardwell LLP, Taback and Associates (Pty) Limited and other legal fees – US$310,000; Computershare – branches in South Africa, Australia and the United Kingdom and NTHC – US$180,000 and the JSE – US$10,000.

AngloGold Ashanti incurred approximately US$1.9 million preliminary expenses in relation to the issue of US$284 million offer of shares for cash in 2009, which cash was used to fund the acquisition of a 50% interest in Moto Goldmines Limited and consequently the 45% interest held in Kibali Goldmines sprl. The preliminary expenses were paid as follows: UBS Limited – US$ 4.0 million; Shearman & Sterling LLP, Davis Polk & Wardwell LLP, Taback and Associates (Pty) Limited and other legal fees – US$692,000; Ernst & Young – US$344,000; the JSE and other stock exchanges and regulatory bodies – US$51,000; printing and engraving costs – US$100,000 and Insurance and other – US$740,000.

AngloGold Ashanti incurred approximately US$5.5 million preliminary expenses in relation to the issue of US$700,000,000 5.375% notes due 2020 and US$300,000,000 6.50% notes due 2040 in May 2010, excluding underwriter discounts and commissions of approximately US$6.3 million. The preliminary expenses were paid as follows: Barclays Capital Inc., Goldman, Sachs & Co., RBC Capital Markets Corporation, Standard Chartered Bank, BMO Capital Markets Corp., Mitsubishi UFJ Securities (USA), Inc., and Scotia Capital (USA) Inc. – US$5.8 million; Shearman & Sterling LLP, Davis Polk & Wardwell LLP, Taback and Associates (Pty) Limited and other legal fees – US$350,000; the JSE and other stock exchanges and regulatory bodies – US$150,000; printing and engraving costs – US$200,000 and Insurance and other – US$1,200,000.



ANGLOGOLD ASHANTI LIMITED

(Incorporated in the Republic of South Africa)
(Registered number 1944/017354/06)
ISIN: ZAE000043485   JSE share code: ANG
("AngloGold Ashanti" or "the Company")

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of shareholders of AngloGold Ashanti will be held at 10:00 (South African time) on Tuesday, 26 October 2010, in the Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa, for the purpose of considering and, if deemed fit, passing, with or without modification, the following special resolution:

SPECIAL RESOLUTION

"Resolved as a special resolution that, subject to the provisions of the Companies Act, 1973, as amended or replaced, and the Listings Requirements of the JSE Limited from time to time, 18,140,000 ordinary shares of R0.25 each in the authorised but unissued share capital of the Company be and are placed under the control of the directors of the Company, as a specific authority and approval, to allot and issue up to a maximum of 18,140,000 ordinary shares of R0.25 each in the authorised but unissued share capital of the Company, for the purpose of the conversion of the US$789,086,750 6.00% Mandatory Convertible Subordinated Bonds due 2013, issued by AngloGold Ashanti Holdings Finance plc, a wholly-owned subsidiary of the Company, and fully and unconditionally guaranteed by the Company on a subordinated basis."

REASON FOR THE SPECIAL RESOLUTION

The reason for proposing the above special resolution is to seek a specific authority and approval for the directors of the Company to allot and issue up to 18,140,000 ordinary shares of R0.25 each in the authorised but unissued share capital of the Company for purposes of the conversion of the US$789,086,750 6.00% Mandatory Convertible Subordinated Bonds issued by AngloGold Ashanti Holdings Finance plc into AngloGold Ashanti American Depositary Shares (each representing one ordinary share of R0.25 in the capital of the Company) issuable upon conversion of the Mandatory Convertible Subordinated Bonds.

The effect of the above special resolution, if passed and becoming effective, is to grant the specific authority as contemplated above.

An ordinary resolution is required under the Companies Act, 1973, as amended. Under the new Companies Act, 2008, as amended, a special resolution may be required. The timing of the process to transition to the new Companies Act, 2008, as amended, is uncertain. Accordingly, the above resolution is being proposed as a special resolution.

VOTING AND PROXIES

In terms of the Listings Requirements of the JSE Limited, the issue of the AngloGold Ashanti ordinary shares in terms of the specific authority and approval granted in terms of the special resolution will constitute an issue of shares for cash and, accordingly, the special resolution is, in terms of such Listings Requirements, required to be passed by a majority of 75% of votes exercisable by shareholders present or represented at the general meeting. These voting requirements are similar to those required for a special resolution.

A shareholder entitled to attend and vote at the general meeting may appoint one or more proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the Company.

Certificated shareholders and dematerialised "own name" shareholders (whose name appears on the sub-register maintained by their CSDP or broker), who are unable to attend the general meeting and wish to be represented thereat, must complete and return the attached form of proxy in accordance with the instructions contained therein, so as to reach the Company's share registrars in South Africa, the United Kingdom, Australia or Ghana by no later than 10:00 (South African time) on Friday, 22 October 2010. The addresses of the share registrars are on page 4 of the circular of which this notice forms part.

Duly completed AngloGold Ashanti CDI voting instruction forms must be received by the share registrars in Perth, Australia, by 10:00 (Perth time) on Wednesday, 20 October 2010.

In accordance with the AngloGold Ashanti Ghanaian Depositary Shares ("GhDSs") Agreement dated 26 April 2004, the Ghanaian Depositary will mail all appropriate notice, together with a voting instruction form, to holders of GhDSs. Holders of GhDSs may direct the Ghanaian Depositary via the voting instruction form to vote on their behalf in the manner such holders may direct.

Dematerialised shareholders (other than dematerialised "own name" shareholders) must advise their CSDP or broker of their voting instructions should they wish to be represented at the general meeting. If, however, such shareholders wish to attend the general meeting in person, they will need to request their CSDP or broker to provide them with the necessary letter of representation in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

Shareholders may also use the electronic online proxy voting facility for purposes of instructing their CSDP or broker as to how they wish to vote. In order for shareholders to use their online proxy voting facility, which is free of charge, it is necessary to register for the service via the website http://www.investorportal.co.za (click on the AngloGold Ashanti icon). Registration is free of charge. A demonstration of the electronic online proxy voting process may be viewed on http://www.investorportal.co.za

By order of the board

Lynda Eatwell
Company Secretary

Johannesburg
South Africa

23 September 2010



PRINTED BY INCE (PTY) LTD

W2CF10438



ANGLOGOLD ASHANTI LIMITED

(Incorporated in the Republic of South Africa)
(Registered number 1944/017354/06)
ISIN: ZAE000043485   JSE share code: ANG

FORM OF PROXY

FOR USE ONLY BY ANGLOGOLD ASHANTI SHAREHOLDERS HOLDING ORDINARY SHARES, E ORDINARY SHARES IN CERTIFICATED FORM ("CERTIFICATED SHAREHOLDERS") AND ANGLOGOLD ASHANTI SHAREHOLDERS WHO HAVE DEMATERIALISED THEIR ORDINARY SHARES AND WHOSE SHAREHOLDING IS RECORDED IN THEIR "OWN NAME" IN THE SUB-REGISTER MAINTAINED BY THEIR CENTRAL SECURITIES DEPOSITORY PARTICIPANT ("CSDP") OR BROKER ("DEMATERIALISED "OWN NAME" SHAREHOLDERS") IN RESPECT OF THE GENERAL MEETING OF SHAREHOLDERS TO BE HELD AT 10:00 (SOUTH AFRICAN TIME) ON TUESDAY, 26 OCTOBER 2010 IN THE AUDITORIUM, 76 JEPPE STREET, NEWTOWN, JOHANNESBURG, SOUTH AFRICA (AND AT ANY ADJOURNMENT THEREOF ("GENERAL MEETING"))

THIS FORM OF PROXY IS NOT FOR USE BY SHAREHOLDERS WHO HAVE DEMATERIALISED THEIR ANGLOGOLD ASHANTI ORDINARY SHARES (AND WHOSE SHAREHOLDING IS NOT RECORDED IN THEIR "OWN NAME" IN THE SUB-REGISTER MAINTAINED BY THEIR CSDP OR BROKER).

I/We

_____

(Full Name in BLOCK LETTERS)

of

_____

(Address in BLOCK LETTERS)

being a shareholder(s) of the Company, holding [   ] ordinary shares/E ordinary shares in the Company, do hereby appoint:

1. _____ or, failing him/her,

2. _____ or, failing him/her,

3.   the chairman of the general meeting,

as my/our proxy to attend, speak and, on a poll, vote on my/our behalf at the general meeting of shareholders to be held in the Auditorium, 76 Jeppe Street, Newtown, Johannesburg, on Tuesday, 26 October 2010, at 10:00 (South African time) and at any adjournment thereof, and to vote or abstain from voting as follows on the resolution to be proposed at such meeting:

VOTING INSTRUCTION:

Please indicate with an "X" in the appropriate space how votes are to be cast	For	Against	Abstain
Special resolution Specific authority and approval to the directors to issue ordinary shares for the purposes of the conversion rights attaching to the US$789,086,750 6.00% Mandatory Convertible Subordinated Bonds issued by AngloGold Ashanti Holdings Finance plc, a wholly-owned subsidiary of the Company, and fully and unconditionally guaranteed by the Company on a subordinated basis			

A certificated shareholder or dematerialised "own name" shareholder entitled to attend and vote at the general meeting may appoint a proxy or proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the Company.

Every person present and entitled to vote at the general meeting shall, on a show of hands, have one vote only, irrespective of the number of shares such person holds or represents, and on a poll, shall have one vote for each share held or represented.

Signed at _____ 2010

Name in BLOCK LETTERS _____

Signature _____

(Initials and surname of joint holders, if any)

This form of proxy is NOT for use by holders of AngloGold Ashanti American Depositary Shares, CHESS Depositary Interests and Ghanaian Depositary Shares.

Please read the notes on the reverse side hereof.

Notes:

1. A signatory to this form of proxy may insert the name of a proxy or the name of an alternative proxy of the signatory's choice in the blank spaces provided with or without deleting "the chairman of the general meeting", but any such deletion must be signed in full by the signatory. Any insertion or deletion not complying with the aforegoing will be deemed not to have been validly effected. The person present at the general meeting whose name appears first on the list of names overleaf, shall be the validly appointed proxy for the shareholder at the general meeting.

2. A shareholder's instructions to the proxy must be indicated in the appropriate space provided. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy, or to cast all those votes in the same way, but the total of votes cast, and in respect whereof abstention is directed, may not exceed the total of the votes exercisable by the shareholder or the proxy. Failure to comply with the above or to provide voting instructions or the giving of contradictory instructions will be deemed to authorise the proxy to vote or abstain from voting at the general meeting as he/she deems fit in respect of all the shareholder's votes exercisable at the general meeting.

3. Any alteration or correction made to this form of proxy must be signed in full and not initialled by the signatory.

4. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the share registrars of the Company in South Africa, the United Kingdom, Australia or Ghana.

5. When there are joint holders of shares, any one holder may sign this form of proxy.

6. The completion and lodging of this form of proxy will not preclude the shareholder who grants the proxy from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such shareholder wish to do so.

7. The chairman of the general meeting may reject or accept any form of proxy which is completed and/or received, otherwise than in accordance with these notes, provided that the chairman satisfied as to the manner in which the shareholder concerned wishes to vote.

8. Completed forms of proxy should be returned to one of the undermentioned addresses by no later than 10:00 (South African time) on Friday, 22 October 2010:

Computershare Investor Services (Proprietary) Limited	Ground Floor, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107) South Africa
Computershare Investor Services PLC	PO Box 82, The Pavilions, Bridgwater Road Bristol BS99 7NH, England United Kingdom
Computershare Investor Services Pty Limited	Level 2, 45 St George's Terrace, Perth, WA 6000 (GPO Box D182, Perth, WA 6840) Australia
NTHC Limited	Martco House, Off Kwame Nkrumah Avenue PO Box K1A 9563 Airport, Accra Ghana

ince



ANGLOGOLD ASHANTI LIMITED

(Incorporated in the Republic of South Africa)
(Registered number 1944/017354/06)
ISIN: ZAE000043485   JSE share code: ANG

CDI VOTING INSTRUCTION FORM

FOR COMPLETION BY AUSTRALIAN HOLDERS OF CHESS DEPOSITARY INTERESTS IN THE COMPANY ("CDIs")

Holders of CHESS Depositary Interests ("CDIs") should use this form to direct CHESS Depositary Nominees Pty Limited how to vote on the resolution to be considered at the general meeting of the Company to be held on Tuesday, 26 October 2010 as detailed below. This Voting Instruction Form gives your voting instructions to CHESS Depositary Nominees Pty Limited to enable them to vote the underlying ordinary shares on your behalf. **Please note:** Every 5 CDIs carries the right to one vote.

I/We _____

being a holder of [   ] CDIs, direct CHESS Depositary Nominees Pty Limited to vote for me in respect of all the CDIs held in my/our name at the general meeting of the Company to be held in the Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa, on Tuesday, 26 October 2010 at 10:00 (South African time) and at any adjournment thereof, as follows:

VOTING INSTRUCTION:

Please indicate with an "X" in the appropriate space how votes are to be cast	For	Against	Abstain
Special resolution Specific authority and approval to the directors to issue ordinary shares for the purposes of the conversion rights attaching to the US$789,086,750 6.00% Mandatory Convertible Subordinated Bonds issued by AngloGold Ashanti Holdings Finance plc, a wholly-owned subsidiary of the Company, and fully and unconditionally guaranteed by the Company on a subordinated basis			

Notes:

1. All the votes need not be exercised, neither need all votes be cast in the same way but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.

2. Any alteration or correction made to this Voting Instruction Form must be signed in full and not initialled by the signatory.

3. When there are joint holders of CDIs, any one holder may sign the Voting Instruction Form.

4. Documentary evidence establishing the authority of a person signing the Voting Instruction Form in the capacity as Power of Attorney must be attached, unless previously recorded by the share registrars.

5. Signature of this Voting Instruction Form on behalf of a company must be in accordance with that company's constitution and the signatory must state his/her office in the company concerned.

6. Completed Voting Instruction Forms should be returned to Computershare Investor Services Pty Limited, Level 2 45 St George's Terrace, Perth WA 6000 or GPO Box D182, Perth WA 6840 by no later than 10:00 Perth, Australia, time on Wednesday, 20 October 2010.

Signed at _____ on _____ 2010

Name in BLOCK LETTERS _____ Signature _____

(Initials and surname of joint holders, if any)

ince

ANGLOGOLD ASHANTI LIMITED

(Incorporated in the Republic of South Africa)
(Registered number 1944/017354/06)
ISIN: ZAE000043485   JSE share code: ANG

GhDS VOTING INSTRUCTION FORM

FOR COMPLETION BY HOLDERS OF GHANA DEPOSITARY SHARES IN THE COMPANY ("GhDSs")

This Voting Instruction Form is to enable you to instruct NTHC Limited, as Depositary, how to vote on the ordinary resolution to be considered at the general meeting of the Company to be held on Tuesday, 26 October 2010 as detailed below on your behalf. **Please note:** Every 100 GhDSs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote.

I/We

being the registered holder(s) of ⬚ GhDSs, direct NTHC Limited to vote for me/us in respect of all the GhDSs held in my/our name at the general meeting of the Company to be held in the Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa, on Tuesday, 26 October 2010 at 10:00 (South African Time) and at any adjournment thereof, as follows:

VOTING INSTRUCTION:

Please indicate with an "X" in the appropriate spaces how votes are to be cast	For	Against	Abstain
Special Resolution Specific authority and approval to the directors to issue ordinary shares for the purposes of the conversion rights attaching to the US$789,086,750 6.00% Mandatory Convertible Subordinated Bonds issued by AngloGold Ashanti Holdings Finance plc, a wholly-owned subsidiary of the Company, and fully and unconditionally guaranteed by the Company on a subordinated basis			

Notes:

1. The right to vote on the resolution need not be exercised, neither need all the votes be cast in the same way.

2. Any alteration or correction made to this Voting Instruction Form must be signed in full and not initialled by the signatory.

3. In the case of joint holders of GhDSs, any one holder may sign the Voting Instruction Form.

4. Documentary evidence establishing the authority of a person signing the Voting Instruction Form in the capacity as Power of Attorney must be attached, unless previously recorded by the Depositary.

5. Signature of this Voting Instruction Form on behalf of a company must be in accordance with that company's constitution and the signatory must state his/her office in the company concerned.

6. Completed Voting Instruction Forms should be returned to NTHC Limited, Martco House, off Kwame Nkrumah Avenue (PO Box KIA 9563 Airport, Accra, Ghana by no later than 10:00 Ghana time on Wednesday, 20 October 2010.

Signed at _____ on _____ 2010

Name in BLOCK LETTERS _____ Signature _____

(Initials and surname of joint holders, if any)

It is understood that, if this Voting Instruction Form is not signed and returned, the Depositary will not vote for the ordinary resolution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: September 23, 2010

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary